Eldorado Gold Corporation

Annual information form

for the year ended December 31, 2010

March 30, 2011

ELD (TSX)	EGO (NYSE)	EAU (ASX)

About this annual information form

Throughout this annual information form (AIF), we, us, our, Eldorado and the company mean Eldorado Gold Corporation. This year means 2010.

All dollar amounts are in United States dollars unless stated otherwise.

The information in this AIF is as of December 31, 2010. We prepare the financial statements referred to in the AIF according to Canadian GAAP, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF, or incorporated by reference.

You can find more information about Eldorado, including information about executive and director compensation and loans outstanding, principal holders of our securities, and securities authorized for issue under equity compensation plans (our incentive stock option plan, for example), in our most recent management proxy circular. You should also read our audited consolidated financial statements and management's discussion and analysis (MD&A) for the year ended December 31, 2010 which contain additional information. These are filed under our name on SEDAR (www.sedar.com), or you can ask us for a copy by writing to:

Eldorado Gold Corporation

VP Administration and Corporate Secretary
1188 - 550 Burrard Street
Vancouver, BC V6C 2B5

What's inside
About Eldorado	2
Key milestones in our history	4
About our Business	6
Regional review	10
Turkey	10
China	23
Brazil	44
Greece	52
Mineral reserves and resources	58
Risk factors in our business	64
Investor information	78
Governance	81
Schedule A - Audit committee terms of reference	89

Forward-looking information and risks

This document includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, our mineral reserve and resource estimates and our expected production, or other things that have not yet happened, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this AIF as forward-looking information.

Key things to understand about the forward-looking information in this AIF:

  It typically includes words and phrases about the future, such as plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

  It represents our current views, and can change significantly.

  It's based on a number of assumptions that may prove to be incorrect, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

  Actual results and events may be significantly different from what we currently expect due to the risks associated with our business, including the risks listed below, and on page 64 of this AIF, which includes a discussion of material and other risks that could cause actual results to differ significantly from our current expectations:

  gold price volatility

  risks of not meeting production and cost targets

  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries development, mining and operational risk

  litigation risks

  regulatory restrictions, including environmental regulatory restrictions and liability risks of sovereign investment and operating in foreign countries currency fluctuations

  speculative nature of gold exploration

  global economic climate

  dilution

  share price volatilit

  the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition may be higher than anticipate ability to complete acquisitions

  competition

  ability to obtain financing

  environmental risks

  share price volatility

  permitting risk

  community and non-governmental actions and regulatory risks

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Eldorado Gold Corporation	2010 Annual information form	1

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry, including exploration, discovery, development, production and reclamation. Our business is currently focused on Brazil, China, Greece and Turkey.  Eldorado is governed by the Canada Business Corporations Act.

Each operation has its own general manager and operates as a decentralized business unit. We manage exploration properties, merger and acquisition strategies, corporate financing, global tax planning, regulatory compliance, metal and currency risk management programs and general corporate matters centrally, at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the board of directors.

Properties

Operating gold mines	Development projects	Iron ore mine
Kişladağ, in Turkey (100%) Tanjianshan in China (90%) Jinfeng, in China (82%) White Mountain, in China (95%)	Eastern Dragon, in China (95%) Efemçukuru, in Turkey (100%) Tocantinzhinho, in Brazil (100%) Perama Hill, in Greece (100%)	Vila Nova, in Brazil (100%)

Kişladağ, Efemçukuru, and Jinfeng are material properties for the purposes of NI 43-101.

Head office

Eldorado Gold Corporation

Suite 1188 - 550 Burrard Street
Vancouver, British Columbia V6C 2B5

Telephone: 604.687.4018
Facsimile:  604.687.4026

Website: www.eldoradogold.com

Registered office

Suite 2900 - 550 Burrard Street
Vancouver, British Columbia V6C 0A3

Other offices

Turkey	China	Brazil	Greece
Ankara Uşak Izmir Canakkale	Beijing, Xining, Qinghai Province Qianxinan Prefecture, Guizhou Province Baishan, Jilin Province Heihe, Heilongjiang Province	Belo Horizonte Macapa	Athens Alexandroupolis

Eldorado Gold Corporation	2010 Annual information form	2

Subsidiaries

We own our assets through 26 subsidiaries.

Eldorado Gold Corporation	2010 Annual information form	3

Key milestones in our history

2007

- complete feasibility study at Efemçukuru
- begin commercial production at Tanjianshan
- increase our interest in Vila Nova Iron Ore to 75%
- acquire 100% of Vila Nova Gold
- form a joint venture with Brazauro Resources, which owns Tocantinzinho

2008

- begin construction at Efemçukuru
- acquire Frontier Pacific Mining Corporation, giving us 100% interest in Perama Hill
- sell São Bento for $70 million
- acquire 75% of Tocantinzhinho

2009

- increase our interest in Vila Nova Iron Ore to 100%
- acquire Sino Gold, giving us an 82% interest in Jinfeng, 95% in White Mountain, 95% in Eastern Dragon, and 100% in Beyinhar
- issue 135,830,539 common shares and CDIs in conjunction with our acquisition of Sino Gold
- receive approval of the environmental impact assessment study for Eastern Dragon
- listed on the New York Stock Exchange (NYSE) and the Australian Stock Exchange (ASX)
- removed from the AMEX

2010

- begin trial mining operations at Vila Nova Iron Ore
- submit preliminary environmental impact assessment study for Perama Hill
- acquire Brazauro Resources, increasing our interest in Tocantinzhinho to 100%
- sell Beyinhar
- acquire Xiaoshiren
- begin to pay annual dividends

China

Acquisition of Sino Gold

In July 2009, we acquired approximately 19.83% of Sino Gold from Gold Fields Australasia (BVI) Limited (GFA), under a share purchase and sale agreement dated June 3, 2009 (amended on July 10, 2009). Under the agreement, we:

- acquired 57,968,029 outstanding Sino Gold shares
- issued 27,824,654 common shares and a purchase price adjustment right.

On December 15, 2009, we acquired all of the remaining securities of Sino Gold, under a scheme implementation deed dated August 26, 2009 (amended October 27, 2009). Under the agreement, we:

- acquired all of the outstanding ordinary shares of Sino Gold, giving us ownership of 100% of all issued and outstanding shares of Sino Gold
- cancelled all outstanding options to purchase shares of Sino Gold
- paid 0.55 common shares for each Sino Gold share, and 0.55 common shares for each Sino Gold option (adjusted by the option's exercise price and whether it was "in the money" or not)
- issued a total of 135,830,539 Eldorado common shares to former shareholders and optionholders of Sino Gold either directly, or indirectly as CHESS Depository Interests (CDIs) through CHESS Depository Nominees Pty Limited (CHESS). Of the Eldorado shares issued, 4,057,762 were to GFA under the purchase price adjustment right.

You can find the business acquisition report, dated February 17, 2010, on SEDAR at sedar.com.

The acquisition gave us ownership in four properties:

- Jinfeng – 82%
- White Mountain – 95%
- Eastern Dragon – 95%
- Beyinhar – 100%

Sale of Beyinhar

On February 6, 2010, we entered into a share purchase agreement to sell our interest in Beyinhar by selling 100% of our wholly owned subsidiary, Golden China Nei Men Gold Exploration Corporation.

The buyer paid us a total of $20 million in two instalments:

- $2.0 million on February 26, 2010
- $18.0 million on April 30, 2010

Brazil

Acquisition of Vila Nova

Vila Nova Iron Ore

In 2005, we signed an agreement with DSI Consult & Mineracao Amapari that included an option to acquire 50% of Vila Nova in exchange for $0.2 million to fund exploration and $0.2 million in option payments over two years (2005 to 2006).

We exercised our option at the end of 2006 and agreed to fully fund the first $8.0 million of project capital, and 50% after that.

In 2007, we renegotiated the terms of the agreement, and increased our ownership to 75% in exchange for a payment of $2.8 million and agreement to fully fund the first preproduction $57 million in Brazilian in capital expenditures, and 75% after that.

Eldorado Gold Corporation	2010 Annual information form	4

In 2009, we entered into an agreement to acquire the remaining 25% interest in Vila Nova in exchange for a royalty of 10% of net profits, plus a sliding scale royalty based on Vila Nova's operating margin.

Acquisition of Tocantinzinho

On July 8, 2008, we entered into an agreement with Brazauro Resources Corporation that gave us an option to buy 60% - 75% of the Tocantinzinho project in the form of Brazauro units, in exchange for $9.5 million for exploration and development, cash of $90.0 million, and a production decision fee of up to $10.0 million.

On July 24, 2008, we exercised our option and acquired 8,800,000 Brazauro units at a price of Cdn$0.95 per unit. Each unit included one Brazauro common share and one warrant. Each warrant gave us the right to buy one-half of one Brazauro common share for Cdn$1.30 per share until January 24, 2010. The expiry date was later changed to January 24, 2011, and the strike price reduced to Cdn$1.00 per share.

On November 3, 2009, we acquired another 1,032,000 Brazauro units at $0.65 per unit under a private placement. Each unit included one common share and one-half of a warrant. Each whole warrant gives us the right to buy one Brazauro common share for $1.00 per share until May 3, 2011.

On July 20, 2010, we acquired the remaining outstanding securities of Brazauro under an arrangement agreement dated May 12, 2010 with Brazauro. We issued a total of 5,993,898 Eldorado common shares and 100,439 converted Eldorado warrants to former holders of Brazauro common shares and warrants. Converted Eldorado warrants are exercisable for Cdn$14.82 until May 3, 2011.

Sale of São Bento

In January 2007, Sao Bento stopped producing ore, and we placed its process plant and facilities on care and maintenance and began reclamation. During its 20-year life, the mine produced 1.8 million ounces of gold.

In 2008, AngloGold Ashanti signed a letter of agreement to buy all of our shares of the São Bento Gold Limited and its wholly owned subsidiary São Bento Mineracao S.A., which held all of São Bento's assets and liabilities. The agreement did not include a group of approximately 20 senior management and exploration team members in Brazil, and some underground mining equipment we had transferred to Efemçukuru and Vila Nova.

We completed the sale on December 15, 2008. Under the terms of the sale:

- AngloGold Ashanti acquired all the shares in São Bento Gold Limited for US$70 million, which it paid as AngloGold common shares
- we received and sold 2,701,660 AngloGold common shares, resulting in a gain on the sale of $72.5 million.

The transaction received all necessary regulatory approvals in Brazil and the Republic of South Africa.

As of December 31, 2008:

- we had sold 1,566,500 AngloGold common shares for cash of $25.5 million and accounts receivable of $16.2 million, generating a gain of $1.1 million over the cost of the shares
- the remaining 1,135,160 shares were valued at $31.5 million and are considered marketable securities.

The shares generated an unrealized gain of $2.0 million when marked to the market price at year end.

All the remaining AngloGold shares were sold in January 2009.

Greece

Acquisition of Perama Hill

In 2008, we acquired Frontier Pacific Mining Corporation and with it, a 100% interest in the Perama Hill Project. You can find the business acquisition report, dated September 15, 2008, on SEDAR at sedar.com.

Under the agreement, we:

- exchanged 0.122 common shares, Cdn$0.0001 in cash and one exchange receipt for each Frontier common share (no value was assigned to the exchange receipts)
- issued 20,339,334 Eldorado common shares and paid $16,000 in cash.

Each exchange receipt entitled Frontier to receive, for an additional consideration, another 0.008 Eldorado common shares as long as Greece's Joint Ministerial Council (Environment, Agriculture, Development and Health ministries) issued a Joint Ministerial Resolution before July 1, 2009, accepting the Environmental Terms of Reference drafted by the Ministry of Environment for the Perama Hill Project. This condition was not met, and all of the exchange receipts expired automatically on July 1, 2009.

Eldorado Gold Corporation	2010 Annual information form	5

About our business

Eldorado is one of the world's lowest cost gold producers, with new mines, robust margins and a strong balance sheet. Our international expertise in mining, finance and project development places us in a strong position to grow in value and deliver superior returns for our shareholders as we create and pursue new opportunities in gold and other resources.

Our goal is to produce approximately 1.5 million ounces of gold annually by 2015.

Our strategy is to actively pursue growth opportunities by discovering deposits through grassroots exploration projects and acquiring advanced exploration, development or low-cost production assets with a focus on Brazil, China, Greece, Turkey and the surrounding regions, preferably with sound management and the potential for increased mineral resources.

All of our mining and operations comply with local and international environmental standards. We implement practices described in our environmental impact assessment and feasibility studies to maintain compliance.

We employ approximately 4,400 people and contractors worldwide, with the majority from the local communities near our operations. We invest in health and education programs and we partner with local communities to create new opportunities for economic development.

As at December 31, 2010, we had hourly workers, contractors and permanent employees in five countries. We also engage a number of contractors to work on specific projects. The table shows the approximate number of personnel working at our operations by country at the end of this year.

Turkey	916
China	3,134
Brazil	347
Greece	10
Canada	41
Total	4,448

Most of our employees are non-union, except for the hourly workers at Kişladağ and Tanjianshan. The labour agreement at Kişladağ is valid for a three-year term and was renewed on December 31, 2009. Union membership at Tanjianshan is voluntary with most hourly workers included.  There is no collective bargaining agreement. We consider our employee relations to be good.

We work to maintain a good safety record by investing in environmental, health and safety training at our operations, and measure our results by tracking the number of lost-time incidents (LTI), and their frequency per million man hours worked (LTIFR). This year we significantly strengthened the safety group in our Chinese operations where the safety culture still needs improvement.

The table below shows our LTI performance for 2010.

		Total hours worked	Lost-time incidents (LTI)	Lost-time incident frequency rate (LTIFR)
Turkey	Kişladağ	1,941,858	2	1.03
	Efemçukuru	1,138,779	6	5.27
China	Tanjianshan	2,285,082	4	1.75
	Jinfeng	4,021,538	6	1.49
	White Mountain	2,425,232	5	2.06
	Eastern Dragon	191,682	0	0.00
Brazil	Vila Nova	357,280	0	0.00
Total		12,361,451	23	1.86

Eldorado Gold Corporation	2010 Annual information form	6

We had an overall lost-time incident rate of less than 2 this year, which compares favourably with industry benchmarks in Canada and Australia. In addition, Eastern Dragon, Vila Nova and Kişladağ employees all completed a full year without any lost-time incidents (the two incidents at Kişladağ were attributed to contractors). Efemçukuru's higher rate was partially due to the project being under construction.

For further information please see page 9 of our 2010 annual report.

Industry factors that affect our results

Gold market and price

Gold is used mainly for product fabrication and investment. It's traded on international markets, and individual buyers and sellers generally cannot influence its price. The London AM price fixing for gold on December 31, 2010 was US$1,410.25 per ounce.

Foreign currency exposure

All of our revenues from gold sales are denominated in US dollars, while the majority of our operating costs are denominated in the local currencies of the countries we operate in. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The table below shows the foreign exchange gains/(losses) realized in the last four financial years:

As at December 31
2010	($14,792,000)
2009	$2,966,000
2008	($176,000)
2007	$4,658,000

Gold hedging

We monitor and consider the use of a variety of hedging techniques to mitigate the impact of downturns in the gold market.

As of the date of this report, we do not have any gold or currency hedges. Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

An overview of our business

Exploration

Our exploration programs include a blend of mine drilling, advanced stage projects, and grassroots programs. Most of our exploration programs are in the countries we operate in, China, Turkey and Brazil, and are conducted through our regional exploration offices.

Our generative exploration and business development teams actively pursue new early-stage project opportunities both within our focus jurisdictions and new regions.

Mining and milling

Ore and waste are removed from deposits by underground and open pit mining methods. The ore is then treated to extract gold. The waste is placed on an engineered dump for subsequent rehabilitation.

The ore is treated using different methods depending on its metallurgy and grade. This may include heap leaching, crushing, milling, flotation, roasting, bacterial leaching and carbon-in-leach methods for gold extraction.

Refining and sales

The gold doré produced at Kişladağ is refined to market delivery standards by
Valcambi SA in Switzerland and various refineries in Turkey.

Gold doré from our Chinese operations is sold to a variety of local refiners.
The prices received for the doré is based on the Shanghai Gold Exchange spot price.

Except as otherwise noted, Norman Pitcher, P. Geo., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this AIF and verifying the technical data disclosed in this document relating to Kişladağ, Efemçukuru and Jinfeng.

Eldorado Gold Corporation	2010 Annual information form	7

Production and costs1,5

We list our 2011 production outlook for operating mines in our 2010 MD&A, which you can find on our website (www.eldoradogold.com).

				2010
	2010	2009	change	First quarter	Second quarter	Third quarter	Fourth quarter
Total
Gold ounces produced	632,539	363,509	269,030	164,928	167,940	151,297	148,374
Cash operating costs ($ per ounce)	382	309	73	370	357	386	418
Total cash cost ($ per ounce)	423	337	86	397	410	431	460
Realized price ($ per ounce sold)	1,223	995	228	1,110	1,195	1,231	1,373
Kışladağ
Gold ounces produced	274,592	237,210	37,382	82,240	70,451	62,086	59,815
Tonnes to pad	10,372,719	10,716,556	(343,837)	2,898,199	2,686,284	2,767,179	2,021,057
Grade (grams per tonne)	1.06	1.11	(0.05)	1.12	1.12	0.98	1,.00
Cash operating costs ($ per ounce)[3]	329	279	50	304	304	337	382
Total cash cost ($ per ounce)[2,3]	339	281	58	307	345	359	354
Tanjianshan
Gold ounces produced	113,864	105,610	8,254	25,423	28,884	28,847	30,710
Tonnes milled	1,049,952	974,498	75,454	249,738	271,749	283,598	244,867
Grade (grams per tonne)	4.19	5.31	(1.12)	4.01	4.38	3.84	4.59
Cash operating costs ($ per ounce)[3]	383	350	33	420	387	391	349
Total cash cost ($ per ounce)[2,3]	485	435	50	517	483	493	459
Jinfeng[4]
Gold ounces produced	181,950	14,541	167,409	45,615	52,659	46,116	37,560
Tonnes milled	1,557,199	136,054	1,421,145	389,851	392,211	387,427	387,710
Grade (grams per tonne)	4.24	3.97	0.27	4.23	4.51	4.42	3.81
Cash operating costs ($ per ounce)[3]	425	471	(46)	422	381	425	486
Total cash cost ($ per ounce)[2,3]	480	515	(35)	462	423	473	585
White Mountain[4]
Gold ounces produced	62,133	6,148	55,985	11,650	15,946	14,248	20,289
Tonnes milled	622,418	58,074	564,344	130,643	167,981	154,125	169,669
Grade (grams per tonne)	3.98	4.26	(0.28)	4.09	3.78	4.01	4.06
Cash operating costs ($ per ounce)[3]	487	400	87	550	442	477	498
Total cash cost ($ per ounce)[2,3]	522	439	83	589	474	507	536
Vila Nova
Iron ore tonnes sold	89,074	-	89,074	-	-	-	89,074
Cash operating costs ($ per tonne sold)[3]	41	-	41	-	-	-	41

1   We calculate costs according to the Gold Institute Standard.

2   Total cash cost is cash operating costs plus royalties and off-site administration costs.

3   Cash operating costs and total cash cost are non-GAAP measures. See page 9 for more information.

4   We acquired Jinfeng, White Mountain and Eastern Dragon in December 2009.

5   We recalculated cash operating costs and total cash costs for 2010 based on ounces sold.

Eldorado Gold Corporation	2010 Annual information form	8

How we measure our costs

Costs are calculated using the standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products of leading North American gold producers.

The Gold Institute stopped operating in 2002, but its standard is still widely used in North America to report cash costs of production. Adoption of the standard is voluntary, so you may not be able to compare the costs reported here to those of other companies.

Cash operating costs

Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development and exploration costs.

Cash operating costs are divided by ounces sold to arrive at cash operating cost per ounce of production.

Total cash cost

Total cash cost is cash operating costs, plus royalties and off-site administration costs.

Cash flow from operations before changes in non-cash working capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

This is a non-GAAP measure, which we believe provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to Canadian GAAP.

Since there is no standard method for calculating non-GAAP measures, they are not a reliable way to compare us against other companies. Non-GAAP measures should be used with other performance measures prepared in accordance with Canadian GAAP.

Production outlook, guidance and estimates are forward-looking information

Our production outlook, guidance and estimates are forward-looking information (see page 1). We made several assumptions when they were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business.

Assumptions

  future events

  economic, competitive and regulatory conditions

  financial market conditions

  future business decisions, including, without limitation, a continuation of existing business operations as they substantially currently exist.

  Risk

  global economic condition

  pricing and cost factors

  unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or business over time unfavourable regulatory developments that could cause actual events and results to vary significantly from what we expect

Eldorado Gold Corporation	2010 Annual information form	9

Turkey

Turkey

- Kisladag
- Efemcukuru
- Pontides

Pontides
Turkey
Kisladag
Efemcukuru

There is considerable potential for gold exploration and production in Turkey. The country has a substantial mining industry, supported by well-developed infrastructure. Mineral production is mainly industrial and base metals, operated by both domestic and foreign mining companies.

Properties

We currently have one operating property and one development project in Turkey:

  Kişladağ - open pit gold mine

  Efemçukuru - underground gold development project

Other exploration

Our exploration programs in Turkey include brownfield programs aimed at increasing resources and reserves at Kişladağ and Efemçukuru, as well as early to mid-stage exploration projects in western, central, and northern Turkey. We have an aggressive generative exploration program to provide additional early-stage project opportunities.

Eldorado Gold Corporation	2010 Annual information form	10

Kişladağ

Material property under NI 43-101

location	Uşak Province, Turkey
ownership	Tü prag Metal Madencilik Sanay ve Ticaret SA, a wholly owned subsidiary of Eldorado 100%
type of mine	open pit
metal	gold
In situ gold	proven and probable reserves: 10.23 million ounces grade: 0.74 g/t measured and indicated resources: 12.19 million ounces grade: 0.68 g/t inferred resources: 4.38 million ounces grade: 0.43g/t
average annual production	280,000 ounces
expected mine life	34 years, based on processing 12.5 million tons per year
employees	673 (including 169 contractors)

History

1997	Identify ore body and begin in-depth exploration
2003	Complete the feasibility and Hatch feasibility studies in March Receive environmental positive certificate Increase the reserves and resources in March and September
2004	Receive approvals for construction and the zoning plan in April Update the feasibility study in May Receive the construction permit in September and begin site activities
2005	Begin construction
2006	Pour the first doré in May Begin commercial production in July
2007	Complete phase 2 plant construction Commercial production interrupted in August
2008	Resume commercial production in March
2009	Complete expansion of phase 2 level pad and install large carbon columns in ADR plant

Eldorado Gold Corporation	2010 Annual information form	11

Licenses, permits and royalties

There are currently sufficient mining rights to support our mining operations.

Surface rights

Operating license, IR 7302, covers 15,717 hectares, expires April 9, 2013.

Can be extended if production is still ongoing at the end of the license period.

Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Permits	All permits have been received. Please see the technical report for more information.
Royalties

There is a required annual royalty paid to the Government of Turkey, calculated as
2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation.

About the property

Kişladağ is in a rural area in west-central Turkey, between Izmir (180 km to the west on the Aegean coast), and Ankara (the capital city, 350 km to the northeast).

The site is 35 km southwest of the city of Uşak (population 173,000) near the village of Gü mü şkol. It sits approximately 1,000 metres above sea level in gently rolling hills.

Other economic activity in the area is a mixture of subsistence farming and grazing. A 5.3 km access road connects the site to the highway between Ulubey and Eşme.

Employees are mostly from the region.

Supplies and services are accessed from the city of Uşak. The site is serviced by a water well field with a 13 km water pipeline, and a 25 km power transmission line.

Climate

The area has a temperate climate. Average annual rainfall is 425 mm, mostly in winter.

Operations

As of the date of this AIF, Kişladağ has been operating for nearly five years. Commercial production was temporarily interrupted from August 2007 to March 2008. See litigation, below, for more information.

Kişladağ is a large tonnage, low grade operation. The ore is amenable to heap leach and, while recoveries are lower than they would be if conventional carbon-in-leach was used, this is the most efficient method for treatment of the ore.

The open pit is mined using a standard drill and blast, truck, and shovel mining process. The mine and the crusher operate 24 hours a day, seven days a week. A Turkish mining contractor provides ancillary services such as hauling run of mine ore to the leach pad.

Ore is processed in a standard heap leach facility using the following process:

  crushing and screening in a three-stage plant

  transporting the crushed ore in two-stage overland conveyors, and placing it on the heap leach pad using a radial stacker. The heap leach pad has a two-part liner system on top of a layer of compacted low permeability clay soil, and a 2 mm thick HPDE/LDPE synthetic liner. The designed stack height is 60 metres, placed in 10 metre high lifts leaching the crushed ore using a dilute cyanide solution applied by drip emitters recovering the gold in a carbon adsorption facility (ADR plant) that uses a standard Zadra process including pressure stripping, electro winning and smelting.

The final product is a gold doré bar suitable for processing to 99.999% purity in domestic or offshore refineries.

The crushing and screening plant has been upgraded and new equipment has been installed to allow an increase to throughput to 12.5 million tonnes per year. We expect to commission the equipment in the first quarter of 2011.

Eldorado Gold Corporation	2010 Annual information form	12

Life of Mine Production and cost estimates

  production: 12.5 million tonnes of ore per year, and 280,000 ounces of gold doré per year. Our current permit is for 10 million tonnes per year and we will apply to increase it to 12.5 million tones in the first quarter of 2011 gold production: 280,000 ounces per year

  cash operating costs: $416 per ounce

Forecast production for 2011 is 275,000 to 285,000 ounces at $350 to $365 per ounce.

Capital costs for 2011 are expected to be $50 million, mostly related to Phase III expansion.

Corporate tax for businesses in Turkey is currently 20%.

Production taxes at Kişladağ increased from $0.5 million in 2009 to $2.8 million in 2010 as a result of the new mining law enacted on June 25, 2010. The new law calculates the tax based on 2% of gold revenues net of processing and selling costs. The old law calculated the tax based on 1% of the market value of the ore at the open pit.

Unit costs are expected to increase as the pit deepens. We expect the cost for processing and mine support to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry, such as the cost of fuel and reagents, the cost of labour, exchange rates and inflation.

Environment

The environmental impact assessment study was submitted to the Turkish Ministry of Forest and Environment in January 2003, and the environmental positive certificate was issued in June of that year.

The environmental impact assessment identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

An environmental monitoring program was implemented in 2005 that monitors air quality, surface water and groundwater, and provides reports to the relevant government agencies. The program also monitors noise and blast vibration, and the storage and disposal of waste and hazardous waste.

A mine reclamation plan was submitted in August 2008.

Site remediation began in 2007, re-establishing tree cover in certain areas of the project site and studying cover system designs for capping the leach pad and rock dumps. This work has been supported by an investigation of the different plant, shrub and tree species suitable for local propagation, which we're carrying out in our greenhouse. This work will be ongoing over the life of the mine.

In 2010, an engineered store and release capping system was placed on a limited area of the dump, as part of the annual rock dump reclamation activities.

Exploration

Tü prag discovered the Kişladağ deposit in the late 1990's during a regional grassroots exploration program focusing on late Cretaceous to Tertiary volcanic centers in western Turkey. It selected the prospect area on the basis of Landsat-5 images that had been processed to enhance areas of clay and iron alteration, followed by regional stream sediment and soil sampling programs. Preliminary soil sampling programs identified a broad 50 ppb Au anomaly within a poorly exposed area now known to directly overlie the porphyry deposit.

Early exploration of the deposit area included excavation of trenches to better characterize the soil anomaly, and ground geophysical surveys including IP-resistivity, magnetics, and radiometrics.

To date, there has been over 116,000 metres of diamond core and reverse circulation drilling at the Kişladağ project. Most of this has focused on resource definition drilling of the known deposit and exploration drilling in nearby peripheral areas. We have completed detailed geological mapping of the deposit and surrounding region, and definition and modeling of alteration zonation in the deposit area.

In 2010, our exploration program included over 40,000 metres of diamond drilling focused on expanding the resource base. In 2011, we will continue to drill the western extension of the deposit, and carry out geophysical programs to identify new exploration targets in possible satellite intrusions.

Eldorado Gold Corporation	2010 Annual information form	13

Geology and mineralization

Geological setting

Kişladağ is a porphyry-style gold deposit located in one of several mid- to late-Tertiary volcanic complexes in western Turkey.

The deposit is centered on a series of overlapping Miocene sub-volcanic alkalic porphyry intrusions of quartz syenite to quartz monzonite composition. These intrusions and associated broadly coeval volcaniclastic rocks formed within and overlying a basement of schist and gneiss along the northeast margin of an uplifted terrane known as the Menderes Massif.

We have identified four major phases of the intrusive system based on the intensity of alteration and mineralization, cross-cutting relationships, and textural differences. These are listed from oldest to youngest and all are similar in composition:

  Intrusion 1 has a slightly elliptical shape measuring approximately 800 metres across in plan view, and is cut by the younger intrusions.

  Intrusion 2a is restricted to the southeast portion of the deposit area along the margin of intrusion 1, and forms a roughly vertical cylinder body approximately 250 to 300 metres across.

  Intrusion 2 occurs as two separate stocks approximately 150 to 200 metres across, one in the center of the deposit in the core of Intrusion 1, and the other on the northwestern margin of intrusion.

  Intrusion 3 forms a semi-cylindrical stock near the center of intrusion 1, and extends westward into an elongate, steeply dipping to vertical dyke striking east-west.

Contacts between the intrusions are defined by chilled margins, and older intrusive units commonly occur as xenoliths in younger units.

The mineralized intrusions at Kişladağ are enclosed within lithologically varied, volcanic and volcaniclastic strata. These strata dip outward from the deposit core, and display rapid facies changes from massive lavas and coarse poorly stratified units proximal to the porphyry centre, to finer well-stratified volcaniclastic strata interfingering with lacustrian sedimentary rocks in surrounding coeval sedimentary basins.

There has been relatively little structural modification to the deposit and surrounding Tertiary rocks. Lithologic contacts are primarily intrusive or depositional, with no documented major fault offsets. The deposit and adjacent rocks do, however, contain a high density of joints and low-displacement brittle fractures. Most of these are only a few metres to a few tens of metres in length, and have negligible displacement.

Alteration consists of a potassic core with K-feldspar, biotite, pyrite and quartz +/- magnetite, overprinted at higher levels and along the margins by an argillic zone, characterized by clay, sericite and chlorite.  These zones are partially overlapped by an advanced argillic lithocap, and by an outer quartz+tourmaline zone.

Mineralization

Gold mineralization at Kişladağ occurs within zones of sulphide+quartz stockworks, and disseminated to fracture controlled sulphides. Pyrite is the dominant sulphide mineral, averaging around 4% in the primary mineralized zone, with trace amounts of molybdenum, zinc, lead, and copper. Highest gold grades occur in intrusion 1, in multiphase quartz sulphide stockworks and zones of mottled to pervasive silicification. Intrusions 2 and 2a have economic gold values, albeit lower than in intrusion 1, whereas grades in intrusion 3 are subeconomic to negligible.

Oxidation extends to a depth of 30 to 80 metres on the southern side of the deposit, and 20 to 50 metres on the northern side of the deposit. Limonite and geothite are the most abundant oxide minerals. There is no supergene enrichment within the oxidized zone.

Drilling

Exploration drilling was completed at Kişladağ in several drilling campaigns between 1998 and 2010, with about 65% of the drilling during the period 2007 to 2010. Approximately 85,900 metres of diamond drilling, and 31,600 metres of reverse circulation drilling have been completed. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm core diameter). Drillers placed each core into wooden core boxes, each holding about four metres of core.

Eldorado Gold Corporation	2010 Annual information form	14

Project geologists systematically collected geology and geotechnical data from the core, and photo-graphed all core (wet) before sampling. Specific gravity measurements were obtained approximately every five metres.

The entire length of each core was cut in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Core recovery in the mineralized units was excellent, usually between 95% and 100%.

Sampling and analysis

Core samples are prepared at our preparation facility in çanakkale in northwestern Turkey by inserting a Standard Reference Material (SRM), a duplicate and a blank sample into the sample stream at every eighth sample.

The samples were then shipped to ALS Chemex Analytical Laboratory in North Vancouver. These were assayed for gold by 30 g fire assay with an atomic absorption finish, and for other elements using fusion digestion and inductively coupled plasma spectroscopy (ICP) analysis.

Data verification

A review of the entire drillhole database since production started in 2006 has been done, and checked against the original assay certificates and survey data. Any discrepancies have been corrected and incorporated into our resource database. The mined portions of the resource model have been reconciled to production and agreement was excellent.

In our opinion, the Kişladağ deposit assay database, particularly for new data obtained from 2007 to 2010, is accurate and precise enough to estimate resources.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Kişladağ technical report: Technical Report for Kişladağ Gold Mine, Turkey, by Stephen Juras, Ph.D., P. Geo., Richard Miller, P. Eng., and Paul Skayman, MAusIMM, all of Eldorado, qualified persons under NI 43-101.

The report is dated March 15, 2010, and effective January 2010. It's available on SEDAR (www.sedar.com). There are a number of other technical reports on Kişladağ, also available on SEDAR.

Litigation

Litigation by certain third parties continues against Tü prag and the Turkish Ministry of the Environment and Forests. The parties are seeking to cancel the positive environmental certificate for Kişladağ on the basis of alleged threats to the environment and deficiencies in the environmental impact assessment.

Eldorado Gold Corporation	2010 Annual information form	15

In 2007, a lower administrative court ruled in our favour. The plaintiff appealed that decision and on July 19, 2007, the Sixth Department of Council of State ordered the mine to be shut down pending a decision on the case.

We shut the mining operations down on August 18, 2007, except for activities approved by the Turkish authorities related to sound environmental practices. The mine remained closed for the rest of that year.

On February 6, 2008, the Sixth Department of the High Administrative Court in Ankara, decided that the expert reports prepared for the Lower Administrative Court were not sufficient to make either a positive or negative decision on the merits of the case, and referred the matter for rehearing before the Lower Administrative Court.

On February 28, 2008, the Ministry of Environment and Forestry and Tü prag (as co-defendant) filed an appeal requesting that the court reconsider this decision and rule on the merits of the case. This appeal was denied. The matter has now been referred to the Lower Administrative Court, which named an expert panel to review the environmental impact assessment and prepare a report.

On March 6, 2008, we reopened the mine and resumed production.

On October 13, 2010 the lower Administrative court issued a decision in the case that was unanimously in favour of the project. The plaintiff has appealed the decision to the High Administrative Court in Ankara, where the file is currently under review.

We continue to believe that we will successfully defend this litigation. If we do not succeed, our ability to operate the mine may be adversely affected, which may adversely affect production and revenue.

We are confident in both the methodology of the environmental assessment report and Tü prag's compliance with all procedural steps taken to obtain the environmental positive certificate.

Eldorado Gold Corporation	2010 Annual information form	16

Efemçukuru

Material property under NI 43-101

location	Izmir Province, Turkey
ownership	Tü prag Metal Madencilik Sanay ve Ticaret SA, a wholly owned subsidiary of Eldorado 100%
type of mine	underground
metal	gold
in situ gold	proven and probable reserves: 1.51 million ounces grade: 9.10 g/t measured and indicated resources: 1.7 million ounces grade: 9.55 g/t inferred resources: 0.35 million ounces grade: 6.43 g/t
expected annual production	113,000 ounces
expected mine life	12 years, based on current proven and probable reserves
employees	300 (at full production), 148 currently expected in 2011

History

1992	Discover the deposit while carrying out reconnaissance work in western Turkey
1997	Complete drilling program along the north, middle and south ore shoots, delineating the resource and hydrogeologically testing the vein structure and the hanging wall and foot wall rocks
2004	Complete environmental impact assessment study
2005	Receive positive environmental impact assessment certificate
2007	Release a positive feasibility study in August based on underground mining, milling the ore on site and treating the gold concentrate at Kişladağ (prepared by Wardrop Engineering Inc.)
2008	Wardrop completes positive feasibility study update in August Construction begins
2009	Construction continued throughout 2009

Eldorado Gold Corporation	2010 Annual information form	17

Licenses, permits and royalties

Surface rights

Operating license, IR 5419, covers 2,262 hectares
Can be extended if production is still ongoing at the end of the license period.

Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Permits	We will apply for the following permits when construction is complete: ● trial operating permit ● work place labour permit ● air emission and discharge permit ● operating permit
Royalties

We are required to pay an annual royalty to the Government of Turkey, calculated as 2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation.

About the property

Efemçukuru is in Izmir Province near the coast of western Turkey, about 20 km from Izmir, the provincial capital.

The site is 2 km north of the village of Efemçukuru (population approximately 500). It sits approximately 580 to 720 metres above sea level in hilly terrain. Vegetation is mainly mature pine trees with sparse undergrowth covering the hillsides.

Economic activity in the area is a mixture of subsistence farming and grazing. We will access supplies and services from the city of Izmir. Several paved and unpaved roads connect the village with other local population centres.

Employees will be drawn mostly from the local region.

Power will be provided by a dedicated transmission line from the Urla substation approximately 20 km away. Mine infrastructure will include administration buildings, a concentrator, a filtration plant, tailings and waste rock impound areas. Concentrate will be treated at Kişladağ.

Climate

The area has hot and dry summers and warm and rainy winters with limited snowfall. Temperatures range between 30º C in summer and 0º C in winter with an annual average of approximately 17º C. Average annual precipitation is 750 mm.

Operations

Efemçukuru is a high grade underground deposit with the gold occurring either as free gold or closely associated with sulphides. Although gold is associated with sulphides, the ore is still free milling. The ore will be mined using conventional mechanized cut and fill and longhole mining methods.

The ore will be processed through a milling, plus gravity and flotation concentrate circuit. We will recover the gravity concentrate and refine it to doré on site. As part of our operating agreement, we will transport the flotation concentrate to Kişladağ, where it will be treated at a dedicated cyanide leach plant. The flotation tailings will be filtered and either placed back underground as paste fill or placed in a lined tailings facility.

Eldorado Gold Corporation	2010 Annual information form	18

Key milestones

2008

•

Wardrop Engineering Inc. completed basic engineering of the process design, mine development and infrastructure

•

hired a Turkish engineering group to carry out the detailed engineering to meet Turkish industrial standards

•

placed orders for equipment with long lead times

2009

•

received the semi-autogenous grinding (SAG) and ball mills

•

completed the access road and earthworks associated with the plant site and infrastructure

2010

•

installed the power supply and finished the primary surface facilities

•

concentrator plant: completed the majority of the mechanical installations, installed the SAG and ball mills, and closed the plant in

•

concentrate treatment plant: completed engineering and procurement, and prepared for construction

•

tailings filtration and backfill plants: 80% complete

•

rock dump and tailings dump: ready to be commissioned

•

selected a Turkish contractor to carry out mine preproduction, including underground development to prepare for mine operations

Expected for 2011

•

electrical and instrumentation work on the concentration plant will continue during the year, and commissioning is scheduled for the first quarter

•

begin to build the flotation concentrate treatment plant at Kişladağ

•

preproduction complete in the second quarter

•

ancillary facilities, including water management systems, a water treatment plant and service buildings on schedule for completion in the first quarter

Life of Mine Production and cost estimates

•

production: 401,500 tonnes per year, based on an average daily mill throughput of 1,100 tonnes

•

gold doré: 113,000 ounces per year based on a metallurgical recovery of 86.5%

•

cash operating cost: $280 per ounce

Forecast production for 2011 is 70,000 to 80,000 ounces at $285 to $300 per ounce. Capital costs for 2011 are expected to be $70 million.

Corporate tax for Turkish businesses is currently 20%.

These estimates are based on a 2009 update to the 2007 feasibility study, and reflect changes based on market conditions and revised reserves.

Environment

The environmental impact assessment study (EIA) was submitted to the Turkish Ministry of Forest and Environment in 2005, and the environmental positive certificate was issued in September of that year.

The environmental impact assessment identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

An environmental monitoring program has been ongoing since 2005.  The program includes regular monitoring of air quality, surface water and groundwater quality and provides reports to the relevant government agencies. Since the beginning of construction at the site, the program has also monitored noise and blast vibration, and the storage and disposal of waste and hazardous waste.

Site remediation will be initiated in 2011 following completion of construction with the removal of the temporary construction site facilities and reclamation of the area for agricultural use.  The rock dump will be prepared for reclamation as well with all final slope faces to be covered and seeded.  Concurrent reclamation will be carried out as outlined in the mine reclamation plan, which formed part of the EIA process.

Eldorado Gold Corporation	2010 Annual information form	19

Exploration

Shallow pits and underground workings along the auriferous veins, now overgrown by mature stands of forest, indicate that mining activity at Efemçukuru dates back at least several centuries.

Modern exploration began in 1992, when Tü prag recognized the exploration potential of the area while conducting reconnaissance work in western Turkey. Between 1992 and 1996, Tü prag  conducted ground magnetic surveys, rock chip and soil sampling, geological mapping, and a 6,000m diamond drilling program focusing primarily on the Kestane Beleni vein. This work identified high-grade gold mineralization in three separate zones: the south ore shoot, the middle ore shoot and the north ore shoot.

Infill drilling in 1997 and 1998 provided an initial resource estimate for the south and middle ore shoots, and a prefeasibility study was completed in 1999. Additional drilling programs from 2006 to 2010 with stepouts to deeper levels and along strike, significantly increased the resources estimate and provided a resource estimate for the north ore shoot.

The Kokarpinar vein is parallel to and east of the Kestane Beleni vein. We have drilled widely spaced exploration holes and obtained ore grades from both surface samples and drillhole intercepts. We are planning additional drilling. Drilling to date does not support a resource estimate.

Soil and rock chip geochemical survey programs have been carried out as well as detailed geological mapping. The soil geochemistry surveys have identified several zones with multielement anomalies. These anomalies are especially strong over the Kestane Beleni vein and the central part of the Kokarpinar vein.

We plan to continue exploring the Kestane Beleni vein at depth and along strike, as well as the subparallel Kokarpinar vein.

Geology and mineralization

Geological setting

The Efemçukuru epithermal vein deposit is at the western end of the Izmir-Ankara Suture Zone, a major regional structure that extends northeast and then east from Izmir for almost 800 km.

The deposit area is underlain by an Upper Cretaceous to Paleocene volcano-sedimentary sequence that has been regionally deformed and metamorphosed to greenschist facies. Adjacent to the mineralized veins, this sequence is dominated by phyllitic metasedimentary rocks, which have been subjected to a moderate to strong hornfels overprint in part of the deposit area. Numerous felsic (rhyolitic) dykes that predate the mineralized veins cut the phyllite sequence. These felsic dykes have steep dips, occur in a number of strike orientations, and aside from minor late faults, have not been significantly deformed.

Minor variably oriented faults cut the phyllite sequence, but none have significant displacement. The most continuous faults mapped to date coincide with the mineralized veins, and appear to have controlled vein emplacement.

Mineralization

Intermediate sulphidation mineralization at Efemçukuru is contained within the Kestane Beleni and Kokarpinar veins. The current resources and reserves are contained only in the Kestane Beleni vein. Both veins strike northwesterly (320°-340°), dip 60°E to 70°E, and can be traced on surface for strike lengths of over a kilometre. The veins commonly have faults with post-mineral movement along either hangingwall or footwall contacts, or within the veins themselves.

The Kestane Beleni vein's three ore shoots (south, middle and north) differ slightly in strike and dip orientation, but the vein and the fault zone controlling them is continuous between them. All three are infilled by a combination of multi-stage breccias, and layered veins with crustiform and coffoform banded textures. Gangue minerals are dominated by quartz, rhodonite, and rhodochrosite. Associated sulphides include pyrite, pyrrhotite, chalcopyrite, sphalerite, and galena, which are oxidized at shallow levels. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade mineralized stockworks occur peripheral to the ore shoots, and are most strongly developed in hangingwall rocks.

Eldorado Gold Corporation	2010 Annual information form	20

Drilling

Drilling campaigns were conducted between 1992 and 1997, and infill and exploratory drilling from August 2006 to 2010. To date 237 core holes have been drilled totalling 38,000 metres, and 59 reverse-circulation holes totalling 5,000 metres.

All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm). Drillers placed the core into wooden core boxes. Each box held about four metres of core.

Geological and geotechnical data was collected from the core, and photographed (wet) before sampling. Core recovery in the mineralized units was very good.

The core library is kept in storage facilities near the site.

Sampling and analysis

A five foot or ten foot single tube core barrel is used to collect samples. Sample intervals from 0.1 metres to 1.6 metres were selected by the geologist and marked in the core boxes. We then cut individual samples using a diamond rock saw.

After initial crushing, each sample was split to approximately one kilogram, and then pulverised and split again into two 200 g pulps. One of these was shipped to the analytical laboratory and the other, with the approximately one kilogram of pulp reject, was put into storage.

The core samples were prepared at our preparation facility in çanakkale in northwestern Turkey by inserting a Standard Reference Material (SRM), a duplicate and a blank sample into the sample stream at every eighth sample.

Samples were shipped to ALS Chemex Analytical Laboratory in North Vancouver. These were assayed for gold by 30 g fire assay with an atomic absorption finish (with a gravimetric finish re-assay for samples returning initial values greater than 8 g/t), and for other elements using fusion digestion and inductively coupled plasma spectroscopy (ICP) analysis.

Data verification

The database used to estimate the 2009 mineral resource was checked against the original source data. We checked survey and assay data and corrected any discrepancies before entering them into the resource database. Newer data entered directly into the database was also periodically compared to original electronic certificates (assays), down hole measurements and collar survey data.

In our opinion, the Efemçukuru deposit assay database is accurate and precise enough to estimate resources.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Efemçukuru technical report: Technical Report on the Efemçukuru Project, by Scott Cowie, BE (Mining), LLB, MAusIMM, Tetra Tech Australia Pty. Ltd. and Stephen Juras, Ph.D., P. Geo., qualified persons under NI 43-101.

The report is dated August 17, 2007 and is available on SEDAR (www.sedar.com).

Eldorado Gold Corporation	2010 Annual information form	21

Litigation

In 2004, certain third parties filed litigation against Tü prag and the Ministry of Energy and Natural Resources. The parties are seeking to cancel the mineral license for Efemçukuru on the basis of an alleged threat to the water quality in the local catchment area.

Turkey's Lower Administrative Court issued a negative decision, preventing the start of mining activities at Efemçukuru. The High Administrative Court overturned the decision in 2005, referred the case back to the Lower Administrative Court, and our mining license was re-issued.

The Lower Administrative Court formed a new expert committee to review the case. The majority of experts were in favour of the project and on June 15, 2007, the court ruled unanimously in favour of the project.

The decision was appealed to the High Administrative Court, and the decision was overturned on March 31, 2008. Tü prag appealed this decision. On March 10, 2009, the appeal was refused, and the case referred back to the Lower Administrative Court.

The Lower Administrative Court has formed a new expert committee, which is in the process of preparing its report on the project.

We continue to believe that we will successfully defend this litigation. If we do not succeed, our ability to operate the mine may be adversely affected, which may adversely affect production and revenue.

Eldorado Gold Corporation	2010 Annual information form	22

Regional review

China

China

- Jinfeng Gold Mine
- Tanjianshan Gold Mine
- White Mountain Gold Mine
- Eastern Dragon Project

Beijing
CHINA
Eastern Dragon project
Heilongjiang Province
White Mountain mine
Jilin Province
Tanjianshan mine
Qinghai Province
Jinfeng mine
Guizhou Province

China is a significant producer of commodities. Much of its mineral production is used nationally. The government has recently increased foreign investment in several sectors of the mining industry, developing Sino-foreign cooperative joint ventures and inviting foreign participation in mineral resource exploration and mining.

Properties

We currently have three operating properties and one development project in China:

•

Tanjianshan - open pit gold mine

•

Jinfeng - open pit and underground gold mine

•

White Mountain - underground gold mine

•

Eastern Dragon - development project

Other exploration

Our exploration projects in China include brownfield exploration at our existing mines and development projects, early to intermediate stage programs in four provinces, and regional generative exploration programs within several highly prospective mineral belts. We currently have programs on 19 exploration licenses, held under six joint venture agreements:

Sino-Jilin Mining Ltd.	Jilin Province	4 exploration licenses	early stage to mine site
Jincheng Mining Ltd. (Dongdapo)	Jilin Province	1 exploration license, 29km2	early stage
Eldorado Gold Baishan Xiaoshiren Mining Limited	Jilin Province	1 exploration license	early stage
Guizhou Jindu Mining Ltd.	Guizhou Province	7 exploration licenses, 53 km2	early stage
Guizhou Jinluo Mining Ltd.	Guizhou Province	1 exploration license, 95 km2	early stage
Qinghai-Dachaidan Mining Ltd.	Qinghai Province	4 exploration licenses	early stage to mine site
Sino Guizhou Jinfeng Mining Limited	Guizhou Province	3 exploration licenses	early stage to mine site
Sino HLJ Gold Strike Mining Limited	Heilongjiang Province	1 exploration license	early stage to mine development site
Heihe Rock Mining Ltd.	Heilongjiang Province	1 exploration license	early stage to mine site

Eldorado Gold Corporation	2010 Annual information form	23

Tanjianshan

location	Qinghai Province of northwest China
ownership	Qinghai Dachaidan Mining Limited, a joint venture: - Eldorado (90%) - Qinghai Number One Geological Brigade (Qinghai) (5%) - Dachaidan Gold Mine (Dachaidan) (5%)
type of mine	open pit
in situ gold	proven and probable reserves: 0.59 million ounces grade: 3.42 g/t measured and indicated resources: 0.78 million ounces grade: 2.98 g/t inferred resources: 0.51 million ounces grade: 3.28 g/t
average annual production	110,000 ounces
expected mine life	6 years, based on current proven and probable reserves
employees	473 (including 178 contractors)

History

1989	Qinghai discovers the deposit
1992	Dachaidan begins heap leach operations
1995	Dachaidan builds metallurgical plant
1999 - 2002	Sino Gold carries out exploration
2003

Afcan Mining Corporation, a Canadian listed junior explorer, acquires the project. Current operations stop, after an estimated total of approximately 60,000 ounces are produced

Afcan begins construction on Phase 1

2005	Eldorado acquires Afcan
2006	Phase 1 construction is complete ($50.2 million)
First ore produced from the Qinlongtan pit, and first gold poured
2007	Phase 2 construction begins which will allow the treatment of the high sulphide material from the Jinlonggou pit
2008	Mining begins in the Jinlonggou pit
2009	Phase 2 construction is complete ($48.9 million)

Eldorado Gold Corporation	2010 Annual information form	24

Licenses, permits and royalties

We currently have sufficient mining rights to support our mining operations.

Mining

The Tanjianshan mining licenses cover the two deposits, plus many other prospects and anomalies:

• Qinlongtan deposit, covers 2.88 km2, issued January 17, 2010, currently being renewed

• Jinlonggou deposit, covers 1.03 km2, issued June 6, 2008, expires June 17, 2011

The Qinlongtan license extends vertically from the surface (3,710 metres above sea level) down to 3,450 metres above sea level.

The original Jinlonggou license extended from the surface (3,556 metres above sea level) down to 3,378 metres above sea level. It has since been upgraded to include all mineral resources down to 3,000 metres above sea level, below the existing known resources.

Exploration

Tanjianshan has four, contiguous exploration licenses:

• Qinlongshan, covers 65.43 km2, issued September 13, 2010, expires February 12, 2012

• Qingshan, covers 72.12 km2, issued November 4, 2009, expires November 3, 2011

• Jinlonggou, covers 88.03 km2, issued February 13, 2009, expires February 12, 2012

• Xijingou, covers 81.34 km2, issued November 4, 2009, expires November 3, 2011

Permits	All permits have been received
Royalties

Qinghai and Dachaidan each receive a royalty of 2.25 percent (4.5 percent in total) of net sales revenue from the gold Tanjianshan produces. Accrued royalties are transferred quarterly, directly to accounts Qinghai and Dachaidan have designated, as long as the related tax authorities approve.

We paid approximately $4.6 million in royalties in 2010 related to Tanjianshan.

About the property

Tanjianshan is in Qinghai Province in northwest China, 80 km northwest of Dachaidan in the Haixi Prefecture. Qinghai is a relatively large province with a population of approximately 5.3 million.

The nearest centres are Dunhuang, Gansu Province (265 km to the north by road) and Ge'ermu (260 km to the south by road).

The site is in the rugged Saishiteng Mountains, which have 45° to 50° slopes. The camp and mill sit 3,200 metres above sea level. The main resource is between 3,300 and 3,550 metres above sea level. There is almost no vegetation in the area.

A main highway between Dunhuang, Ge'ermu and Dachaidan passes within 12 km of the plant site. The road has been recently upgraded, is in good condition and provides year-round access. There are regular flights from Xining, the provincial capital, to Ge'ermu throughout the year and frequent flights between Beijing and Dunhuang during tourist season.

The only permanent river in the area, the Aolao, is approximately two km to the east. Water is pumped to a tank close to the plant and used to supply water to the plant and the process water tank. The water is treated for drinking.

Eldorado Gold Corporation	2010 Annual information form	25

Climate

The area has a dry continental climate with low rainfall, high evaporation and generally clear skies.  Winters are long and summers short, with a large daily variance in temperature.

The average annual temperature is 1.6oC and average annual rainfall is 87 mm. The temperature ranges from a high of 21oC (in July and August) to a low of -15oC (in January). Rainfall is highest in June and July, at 40 mm. There is little or no precipitation in November, December and January.

The highest temperature on record is 29.9oC on July 15, 1971 and the lowest is -32.3oC on January 18, 1973.  Winds are frequent and strong from the west and northwest averaging 8.6 km/h and peaking at
70 km/h.

Operations

The deposits are mined using a conventional open pit process carried out by a mining contractor. Mining at the Qinlongtan pit terminated in 2009. The ore is processed differently, depending on which pit it comes from. Qinlongtan ore is primarily free-milling with a small sulphide component that contains gold. Jinlonggou ore is predominantly refractory and requires an oxidation step (roasting). Roasting was selected over other alternatives mainly because of cost and because it is a common technology in China for treating refractory ores.

•

ore is crushed in a single stage crushing circuit and transported to a mill feed bin/stockpile, and then fed through a single stage SAG mill

•

material from the Qinlongtan deposit was fed through a conventional carbon-in-leach circuit, the tailings were floated and the sulphide material removed for further treatment

•

material from the Jinlonggou deposit is fed through a flotation circuit and then dewatered. The flotation tails are then treated through a conventional carbon-in-leach circuit

•

the flotation concentrates are blended for an optimal sulphur grade and then fed to a two-stage roasting circuit

•

the calcine product from the roaster is reground to break down agglomerates, and then leached in a carbon-in-leach circuit

•

the tailings from the carbon-in-leach circuit are treated through a detoxification circuit to remove cyanide and to precipitate the remaining arsenic into a stable compound, and placed in the tailings management facility

•

off-gas from the roaster passes through a cooling/cleaning circuit and an acid plant. The recovered sulphuric acid is sold

•

the gold is recovered in a carbon adsorption facility (ADR plant) that uses a standard Zadra process including pressure stripping, electro winning and smelting

The final product is a gold doré bar suitable for processing to 99.999% purity in domestic or offshore refineries.

The tailings management facility is a hillside tailings impoundment about one kilometre downstream from the plant. It has a maximum height of about 40 metres and uses a combination of downstream and centreline construction to minimize risk. The tailings dam is lined with an HDPE liner. The facility is designed to be nil discharge: all free water is returned to the treatment plant during operation.

Life of Mine Production and cost estimates

•

production: 1 million tonnes per year, at an average of 2,700 tonnes milled per day

•

gold doré: 110,000 ounces at a metallurgical recovery rate of 80.4%

•

cash operating cost: $455 per ounce

Forecast production for 2011 is 110,000 to 120,000 ounces at $410 to $430 an ounce.

Capital cost for 2011 are expected to be $ 7.5 million

The cost for mining is expected to increase slightly as the pit deepens.

The cost for processing and mine support is expected to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry: the cost of diesel and reagents, the cost of labour, exchange rates and inflation.

Eldorado Gold Corporation	2010 Annual information form	26

Environment

SGS completed a draft environmental impact assessment for Tanjianshan in July 2005. BGRIMM completed an official Chinese version, and it was approved in April 2007. Tanjianshan is in a remote desert region, so it does not have the same number of environmental issues that sites in more arable parts of the country may face. There is very little wildlife or vegetation, and no permanent agricultural enterprises. The biggest issues are land use, water use from the nearby Aolao River and process discharges of sulfur dioxide and carbon dioxide gas, domestic sewage and tailings. Land that is disturbed in the process of gold mining must be purchased or leased from the government depending on what the land was used for.

The environmental impact assessment gives us the right to get all process and domestic water from the Aoloa River. We built a small pond to facilitate water recovery, and were required to purchase the area of grassland it disturbed.

The gas scrubbing system that treats off-gas from the roaster meets strict SO2 discharge requirements, and we have a monitoring system installed at the site. Our current output is approximately 149mg/N.m3, well below recent environmental target reviews, which capped total SO2 discharge at 400mg/N.m3. The plant emission limit is 960mg/N.m3. Similar restrictions apply for CO2 emissions.

Water quality on the site is strictly controlled. The only discharge stream is treated sewage, which is discharged as class I water (the general discharge standard for sewage water). This is cleaner than the water in the river upstream of Tanjianshan site, which is class III (environmental quality standards for surface water). Excess water from the tailings dam pond is evaporated during the summer with the help of water cannons and spray evaporators.

Golder Associates in Melbourne designed the tailings dam, and BGRIMM transcribed the detailed engineering drawings to meet Chinese standards. The dam design was formally accepted in 2008, and final tailings accumulation RL is 3199 metres above sea level and 40 metres high. The dam uses a combination of downstream and centreline construction. It is double lined for zero permeability: first with a geo-membrane and then by 1.0 mm HDPE solid welded plastic. We have an ongoing water monitoring program upstream and downstream from the site, and all results are within required limits.

Exploration

Qinghai discovered gold at Jinlonggou during uranium exploration in 1989 by systematic soil and rock chip sampling and geological mapping over the exploration licenses and surrounding area, leading to the discovery of high grade gold mineralization at Qinlongtan. At Jinlonggou, the Qinghai team generated exploration data in 29 surface drilled core holes, underground development on three levels, and extensive surface sampling in trenches, shallow pits or shafts on section lines 30 metres apart.

Subsequent exploration programs at Tanjianshan were completed by Sino Gold (1999 - 2003), Afcan Mining (2003 - 2005) and Eldorado (2005 - present). These programs have included geological mapping, underground and surface sampling, and reverse circulation and diamond core drilling at the Jinlonggou and Qinlongtan deposits and several prospects. Aside from the two main deposits, the most significant mineral occurrences defined by this drilling are the Xijingou prospect and the 323 deposit.

Recent exploration (2009 - 2010) has employed shallow grid RC drilling to sample bedrock beneath the broad covered areas between the Qinlongtan and Jinlonggou deposits. This drilling has led to the discovery of the 323 zone, named after the discovery hole. The 323 zone was drilled on sections spaced at 50 metres during the late 2009 and 2010 field seasons, culminating in an inferred resource announced in late 2010.

Eldorado Gold Corporation	2010 Annual information form	27

Geology and mineralization

Geological setting

The Tanjianshan project area is underlain mainly by Proterozoic rocks of the Wandonggou Group. These rocks include sequences of carbonaceous phyllite to schist, dolomitic and limestone carbonate units, and chloritic ± amphibolitic phyllite to schist of probable metavolcanic origin. Voluminous gabbroic to dioritic dykes and sills intrude these stratified units.

Rocks throughout the project area have been subject to multiple phases of ductile deformation, overprinted by brittle faulting. There is moderate to strong foliation in most units, striking parallel to the regional northwesterly structural fabric defined by lithologic contacts. Folds are common at the outcrop scale, and are less commonly at the map scale.

Mineralization

The Tanjianshan project area contains significant gold resources at the Jinlonggou deposit, the newly-discovered 323 deposit, and at the previously mined Qinlongtan and Xijingou deposits. The style of mineralization, structural controls and host units vary between these deposits.

At Qinlongtan, ore was mined from a planar zone 5 to 10 metres wide (14 metres at its widest) dipping 50-80º eastward. The zone was mined for approximately 600 metres along strike and over 300 metres down dip. Gold was hosted in distinctive white silty dolomite, usually associated with fine-grained pyrite and arsenopyrite. The mineralized zone is localized within and along the margins of a narrow brittle to brittle/ductile fault zone, which is subparallel to or shallowly inclined to lithologic layering in adjacent units.  Just below the present pit bottom, this controlling fault zone and the mineralized zone bend to a subvertical orientation. High gold grades remain in the bottom of the pit, and have been encountered in numerous drillholes beneath the pit floor.

At the Jinlonggou deposit, host rocks consist of both carbonaceous phyllite and intermediate composition dykes. The phyllitic host rocks are dark grey to black, and contain a well-developed foliation and common crenulations and small scale folds. Chiastolite porphyroblasts are abundant. There are two intrusive rock types, diorite and quartz-feldspar porphyry, within the limits of the mineralization, and the diorite hosts a significant portion of the ore at Jinlonggou. At shallow levels of the deposit, both intrusive rock units occur as steeply (60°- 70°) southwest dipping, southeast striking, thin dykes. At deeper levels, they form multiple sheeted, subhorizontal sills, and are volumetrically more significant.

The Jinlonggou deposit is roughly bowl-shaped, about 500 metres in diameter and extending up to 240 metres below surface. At shallow levels, the mineralized zones are moderately to steeply dipping tabular zones distributed in phyllite next to faults and fracture zones. At deeper levels, diorite and phyllite host gently dipping mineralized zones.

The 323 deposit occurs in a lithologic setting similar to that of the Qinlongtan deposit. Host rocks vary from a fine-grained dolomitic meta-siltstone to a meta-sandstone with fine grained disseminated and clotted pyrite, capped by carbonaceous phyllite. The high grade zones commonly contain a moderate to strong overprint of ankerite and dolomite. Mineralization occurs in at least three separate stratigraphically and structurally controlled lenses.

Drilling

Initial exploration by Qinghai in the 1990s included 29 surface drilled core holes. Since that time, SinoGold, Afcan Mining, and Eldorado have all carried out resource definition drilling at the Jinlonggou, Qinlongtan and 323 deposits, and other exploration drilling in the Tanjianshan project area.

There were about six drilling campaigns between 2003 and 2008 to support resource models for the Jinlonggou deposit. A total of 310 core holes were drilled over 38,300 metres.

Drilling campaigns at Xijingou and the 323 deposit between 2006 and 2010 totalled 66 core holes covering 13,400 metres at Xijingou, and 50 core holes for over 10,000 metres at 323 Zone.

All diamond drilling was done with wire line core rigs of mostly HQ size. Drillers placed each core into composite core boxes. Each box held about four metres of core.

Eldorado Gold Corporation	2010 Annual information form	28

Geological and geotechnical data were collected from the core, and it was photographed before sampling. The core was sampled by sawing it in half with a diamond saw. Core recovery in the mineralized units was very good.

The core is stored in storage facilities near the site.

Sampling and analysis

Samples collected during core drilling used either a 1.5m or a 3m single tube core barrel. Sample intervals from 0.2 metres to 2.0 metres were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. One-half of the sawn core was bagged and sent for preparation at Eldorado's preparation facility at Tanjianshan. After initial crushing, the sample was split to retain approximately one kilogram for pulverization. After pulverizing, the sample was split again to create two 200 g pulps. One 200 g pulp was shipped to the analytical laboratory and the second 200 g pulp, together with the approximately one kilogram of pulp reject, was put into storage.

A Standard Reference Material (SRM) sample, a duplicate sample and a blank sample were inserted into the sample stream at about every eighth sample prior to shipment to the ALS analytical laboratory in Guangzhou, China. All samples were assayed for gold by 30 or 50 g charge fire assay with an atomic absorption finish.

Monitoring of these quality control and quality assurance samples showed all data were in control throughout the preparation and analytical processes.

Data verification

Monitoring of regularly inserted quality control and quality assurance samples showed all data were in control throughout the preparation and analytical processes.

The database supporting the TJS resource models was reviewed in detail. Checks were made to original data certificates with any discrepancies corrected prior to use in updates to the resource estimate.

Reconciliation of the resource model to mined areas is also a good test for data verification. Results to date have shown excellent agreement between Jinlonggou mined production and the Jinlonggou resource model (the model supporting all of the mineral reserves at TJS and most of its measured and indicated resources).

In our opinion, the resource databases for the Jinlonggou, Xijingou and 323 Zone deposits are sufficiently free of error to be adequate for estimation of the respective mineral resources. These data are also, in our opinion, accurate and precise enough for resource estimation.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Tanjianshan technical report: Tanjianshan Gold Project, China, Technical Report, by John Hearne, MAusIMM of RSG Global.

The report is dated and effective September 2005. It was revised January 30, 2006. It's available on SEDAR (www.sedar.com). Afcan Mining Limited prepared an earlier technical report on Tanjianshan, also available on SEDAR.

Litigation

There are currently no known material litigation matters or outstanding actions against Qinghai Dachaidan Mining Limited relating to Tanjianshan.

Eldorado Gold Corporation	2010 Annual information form	29

Jinfeng

Material property under NI 43-101

location	Guizhou Province, southwest China
ownership	Sino Guizhou Jinfeng Mining Limited, a joint venture: - Eldorado (82%) - Guizhou Lannigou Gold Mine Limited (Guizhou) (18%)
type of mine	open pit, underground
metal	gold
in situ gold	proven and probable reserves: 1.9 million ounces grade: 4.03 g/t measured and indicated resources: 2.6 million ounces grade: 3.55 g/t inferred resources: 1.0 million ounces grade: 3.85 g/t
average annual production	165,000 ounces
expected mine life	12 years, based on current proven and probable reserves
employees	1,633 (including 858 contractors)

History

early 1980's	No. 117 Team of Guizhou Metallurgical Design and Research Institute discovers Jinfeng
2001	Sino Gold acquires the deposit
2002	carries out drilling to further delineate the resource, adding to the size of the deposit
2004	feasibility study is complete
2005	development begins
2007	production begins in May commercial production begins in September
2009	Eldorado acquires Sino Gold

Eldorado Gold Corporation	2010 Annual information form	30

Licenses, permits and royalties

There are currently sufficient mining rights to support our mining operations.

Mining	License no. 1000000510057, covers 1.2843 km2, issued May 2005, expires May 2017. The license covers 750 metres above sea level to 250 metres below sea level.
Permits	Gold operating permit, issued December 25, 2006, expires December 25, 2016.
Royalties

Guizhou receives a royalty of 3% of the net sales revenue of the gold produced each year.

A royalty is payable to Minsaco BIOX® Pty Limited, a wholly-owned subsidiary of Gold Fields Limited, based on a dollar amount per ounce of gold produced in connection with the use of Minsaco's BIOX® Process.

A tax deductible production tax is paid to the Ministry of Land and Resources of approximately US$12 per ounce of gold produced.

About the property

Jinfeng is in Guizhou Province in southern China, 180 km southwest of Guiyang, the provincial capital, and 68 km southeast of Zhenfeng County centre, in the Qianxinan Prefecture.

There are four administrative villages in the Jinfeng area: Bai Ni Tian, Shi Zhu, Tinshan and Niluo. Populations range from 500 to 1,200 people. The nearest large population centre is Lannigou village, which is approximately 1.6 km from the mine and 1.9 km from the flotation tailings storage facility.

The mine is connected to the provincial highways by an 84 km sealed "Class 4" access road built and maintained by the provincial government.

Water is pumped to the plant from the Luofan River through a 3 km pipeline.

Electrical power is supplied by a 42 km long, 110kV electric power line from Zhenfeng, which is connected to the provincial electrical grid. A 22 km feeder line from Ceheng was added on April 25, 2009 to double the power supply feed.

The Jinfeng site also has two tailings storage facilities, waste storage and a metallurgical plant onsite.

Climate

Guizhou Province is in the subtropical monsoon zone, which has a humid climate with hot summers and mild winters. The mine is designed to operate all year, although seasonal heavy rainfall may interrupt open-pit mining for several days per year. The average annual rainfall is 1,200 mm, which falls primarily from May to August. The temperature ranges between 6°C and 30°C, with a yearly average of 19°C.

Operations

We are currently mining from both the open pit and the underground mine (where the material is too deep to be mined by open pit methods). In 2011, we plan to mine 800,000 tonnes of ore from the open pit and 500,000 tonnes from the underground mine. Any shortfall in mill throughput capacity will be made up from existing stockpiles.

We use a standard truck and shovel process for the open pit, blasting on 5 metre benches in the ore and on 10 metre benches for bulk waste. We have been digging ore and waste on 2.5 metre flitches since July 2010 to reduce mining dilution and ore loss, and to protect bench walls.

In the undergound mine, we use a cut and fill method, with mining equipment designed for areas that can be as narrow as four metres wide. Mined areas are backfilled with crushed waste, tailings and cement.

The process plant is designed to optimise gold recovery and minimize the cost of production. The process includes primary crushing, SAG, ball milling, bulk flotation, thickening, BIOX® and neutralization, carbon-in-leach, AARL elution and tailings detoxification. Tailings from flotation and leaching are kept in separate storage facilities to prevent biocides from getting back into the process water circuit.

Jinfeng ore is refractory in nature, with most of the gold encapsulated in sulphide minerals, so the gold is not easily dissolved using a conventional carbon-in-leach circuit. The processing plant uses BIOX® technology, which destroys the sulphide minerals and exposes the gold before carbon-in-leach processing, and ensures recovery is economic. The process was selected as the most efficient oxidation and extraction method for this ore type. Roasting and pressure oxidation were also considered as alternative methods of treatment.

Eldorado Gold Corporation	2010 Annual information form	31

Plant capacity is 1.5 million tonnes of ore per year. Budgeted recovery for 2011 is 85%.

Life of Mine Production and cost estimates

•

production: 1.5 million tonnes per year

•

gold doré: 165,000 ounces at a metallurgical recovery rate of 85%

•

cash operating cost: $530 per ounce

Forecast production for 2011 is 175,000  to 185,000 ounces at $445 to $465 an ounce.

Capital costs in 2011 are expected to be $30 million.

We expect the unit cost for mining to increase as the percentage of production from the underground mine increases. The cost for processing and mine support is expected to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry: the cost of diesel and reagents, the cost of labour, exchange rates and inflation.

Environment

Jinfeng's environmental impact assessment report was completed in July 2004 and approved by Guizhou Province Environmental Protection Bureau in September of that year. Guizhou Province issued the final environmental project approval in December 2008. The environment impact assessment report identified a number of environmental risks and defined a number of measures to avoid or minimize potential environmental impacts.

An environment management system covering water management, air management, general monitoring and waste management was developed for the mine operation. Jinfeng discharges 2,078 cubic metres per day of tailings wastewater from the carbon-in-leach circuit to Luofan River, and is required to keep the level of Weak Acid Dissociable (WAD) Cyanide tailings wastewater from carbon-in-leach circuit below 0.5ppm.

Before preproduction, the local environment around Jinfeng was investigated. An environment monitoring plan was developed in the production phase to address the potential impacts of the mine operation on air quality, noise, surface water and groundwater.

The local government approved a Rehabilitation Plan and a Mining Environment Comprehensive Treatment Report in 2009 (a regulatory requirement).

Jinfeng developed a surface remediation plan and began remediation in the construction phase, starting in 2006. As of the end of 2010, we had finished surface remediation of 50,000 m2, and stockpiled approximately 700,000 m3 of topsoil for further remediation. We will be collecting some soil from the Longtan hydroelectric dam project near Luofan River in 2011 for use at Jinfeng.

Jinfeng has also built a nursery for seedling cultivation of some local plants and uses these seedlings in site remediation.

Jinfeng tailings have been shown to be net acid generating. The carbon-in-leach tailings are expected to have a residual sulphide content of about 0.5 to 1% (estimated acid generation potential of 15 to 30 kgH2SO4/tonne) with no neutralization buffering capacity since they have been acid leached. We have since decided to filter the carbon-in-leach tailings before placing them in the tailings dam. The carbon-in-leach tailings are placed by trucks, and spread and compacted by excavators and dozers. The placed tailings have no free water and will not generate leachate. We have also established a monitoring well network to monitor the groundwater chemistry under both the flotation and carbon-in-leach dams. The wells are sampled monthly and are showing no signs of reduced pH under the carbon-in-leach dam.

The small scale waste rock column tests have shown a propensity to leach arsenic. We have monitoring wells in place around the waste dump and have not noted elevated arsenic levels. We will continue to monitor the arsenic levels in the wells and if arsenic reaches an unacceptable level, remediation in the form of water treatment may be necessary.

Eldorado Gold Corporation	2010 Annual information form	32

Exploration

The Jinfeng deposit was discovered by the Guizhou 117 Brigade in the early 1980s during follow-up of regional stream sediment surveys, which identified strongly anomalous gold and arsenic values in the deposit area. Systematic subsequent exploration work included geological mapping, surface trenching, diamond drilling, and excavation of a number of exploration adits.

After acquiring the project in 2001, Sino Gold completed detailed infill drilling of the deposit, and began reconnaissance exploration activities in the surrounding region.

Current exploration activities are focused on extending the known underground resource down-dip and down-plunge through underground and surface drilling, as well as identifying additional resources in satellite bodies near the surface.

Geology and mineralization

Geological setting

Jinfeng is in China's Golden Triangle, on the southwest margin of the Precambrian Yangtze Craton.    The Golden Triangle encompasses an area with more than 200 gold occurrences and deposits hosted within Paleozoic and Early Mesozoic carbonate and siliciclastic sedimentary rocks. The Jinfeng region has gone through many periods of contractional deformation that resulted in complex fold interference patterns and faults.

The sedimentary succession near the Jinfeng deposit is Paleozoic limestone, overlain by Lower Triassic limestone and Middle Triassic turbiditic sedimentary rocks. The deposit is along the northeast margin of the Laizishan dome, a major feature formed at the intersection of northeast-striking and northwest-striking regional anticlines, and is hosted by Triassic calcareous sandstones and shales, mostly in and immediately adjacent to a series of interconnected major faults (the F3, F2, F20, F7, and Rongban faults).

Mineralization

The orebody is a structurally controlled gold deposit with some replacement style mineralization, hosted within and adjacent to a series of intersecting faults. The mineralized zone is 900 metres in strike length and 10 to 30 metres wide.

The deposit can be divided into three major domains, defined on the basis of controlling faults systems:

•

mineralized zones along the F3 fault, and where the F3 fault intersects with the F7 fault

•

mineralized zones along the F2 fault

•

mineralization on a number of narrow faults in the Rongban portion of the deposit.

Mineralization has been explored on the F3 and F7 faults to 900 metres vertically below surface. Most of the mineralization is on the F3 fault, which is consistently mineralized over 1,300 metres of strike length.

The ore includes disseminated pyrite, arsenical pyrite, and arsenopyrite, which replace the shale and sandstone of the Middle Triassic Xuman Formation in the faults and in the immediately adjacent wall rocks. Gold occurs in the rims of fine-grained pyrite and arsenopyrite grains and is very finely distributed through the deposit. Elevated mercury, arsenic, and antimony are associated with the gold.

Drilling

Data supporting the Jinfeng mineral resource is drawn from HQ and NQ diameter diamond drill holes drilled from surface locations and underground headings.

After Sino Gold acquired the project in 2001, it drilled 322 drill holes over 152,500 metres in approximately a 50 by 50 metre grid over the deposit to delineate the resource and test additional targets on the property. The deepest drilling intercepted strong gold mineralization and intense alteration at more than 1,000 metres in depth. The next phase of drilling included 454 underground holes over 49,300 metres in approximately a 10 by 20 metre pattern. This was largely for preproduction purposes.

Another phase of exploration drilling began in 2010, drilling 567 holes totaling 20,500 metres, mainly from underground platforms.

Eldorado Gold Corporation	2010 Annual information form	33

Drillers placed the core into labelled plastic core trays at the drill rig, and marked them before they were brought to the core shed facilities. Geological and geotechnical data were collected from the core and transferred to the project drill database. Core recovery in the mineralized zones was very good, averaging 91%.

Sample intervals from underground preproduction holes were sampled in their entirety.

Sampling and analysis

Sample intervals from averaging 1.0 metres were selected by the geologist and marked in the core boxes. These were then sawn in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Sample intervals from underground preproduction holes were sampled in their entirety.

After initial crushing, the samples were pulverized to pass -200 mesh. A 200 gm split was set aside for analysis. Prior to analysis, quality control samples, a Standard Reference Material (SRM), a duplicate sample and a blank sample were inserted into the sample stream at about twenty-fifth sample.

Samples were analyzed by the Jinfeng mine laboratory using standard AAS-Graphite Furnace assaying after Aqua Regia digestion and hydrofluoric acid treatment to completely liberate all trace constituents from silicate mineral matrices. We also sent about 5% to 10% of the samples to the ALS facility in Guangzhou for third party quality monitoring.

Data verification

Monitoring of the control samples, using our quality assurance and quality control program, and the third party laboratory results, showed all data were in control during the preparation and analytical processes.

In our opinion, the Jinfeng deposit assay database is accurate and precise enough to support mineral resource estimation.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Jinfeng technical report, prepared for Sino Gold, Jinfeng Gold Mine, Guizhou Province, China, by Michael Warren, BSc.(Mining Eng.), MBA, FAusIMM, FAICD of SRK Consulting Pty. (Australasia) Ltd., Weifeng Li, MAusIMM of West Swan Pty Ltd. and Yumin Qiu, MAUSIMM, qualified persons under NI 43-101.

The report is dated January 29, 2010, and effective October 10, 2007. It's available on SEDAR www.sedar.com.

Litigation

There are currently no known material litigation matters or outstanding actions against Sino Guizhou Jinfeng Mining Limited relating to Jinfeng.

Eldorado Gold Corporation	2010 Annual information form	34

White Mountain

location	Jilin Province, southwest China
ownership	Eldorado (95%) Tonghua Jilin Tonhua Institute of Geology and Minerals Exploration and Development (Tonghua) (5%)
type of mine	underground
metal	gold
in situ gold	proven and probable reserves: 0.72 million ounces grade: 3.74 g/t measured and indicated resources: 0.95 million ounces grade: 3.70 g/t inferred resources: 0.34 million ounces grade: 3.59 g/t
average annual production	71,000 ounces
expected mine life	9 years, based on current proven and probable reserves
employees	840 (including 499 contractors)

History

2004	exploration begins
2007	construction begins
2008	construction is completed on budget, at US$65 million mining license issued in April first doré poured in October commercial production begins in December
2009	Eldorado acquires Sino Gold

Eldorado Gold Corporation	2010 Annual information form	35

Licenses, permits and royalties

There are currently sufficient mining rights to support our mining operations.

Mining	• mining certificate covers 205.14ha, issued April 16, 2008, expires April16, 2019 • mining license covers 29.4 hectares, expires March 13, 2059
Exploration

There are four exploration leases, all of which are in renewal

• T01120080502000429, covers 5,658 hectares

• 2200000710501, covers 2,351 hectares

• 2200000730503, covers 1,755 hectares

• T22120081202020177, covers 1,467 hectares

We recently agreed to form a new joint venture covering a 29 km2 exploration license immediately northeast of White Mountain.

Permits

Operating permit: issued February 20, 2008, expires February 20, 2018. Was rechecked in 2010 and passed.

Tailing dam safety production permit: issued January 21, 2010, expires January 20, 2013.

Underground safety production permit: issued July 5, 2010, expires July 4, 2013

Royalties	We pay an annual resource compensation fee of 2.4% of sales revenue to the provincial government.

About the property

White Mountain is in Jilin Province in northeast China, 230 km southeast of Changchun.

The site is in the Longgamp Mountains about 8 km west of the city of Baishan. There are two topographic areas: the low mountain area and the valley basin. Vegetation is mainly natural secondary forest.

The site is 2 km from a Class-1 highway that connects Baishan and Changchun. Flights to many domestic and international cities are available from Changchun Longjia International Airport. There is a large labour pool in the area and both mechanical and electrical maintenance are provided locally.

There is plenty of surface water in the area, from the Diaoshuishe and Dabanshigouhe branches of the Huihe River and the Huijiang River. The Diaoshuishe branch is the main water source for the operation. The pipeline is buried to prevent freezing in the winter.

The mine is connected to the 66kV Jiangbei Electrical Substation approximately 4 km from the site.

The tailings storage facility is about 600 metres west of the site in a steep sided valley. The mill is situated where the Zhengjiangon Creek and the larger Zhenshumengoa River meet.

Climate

The area is in the north temperate climate zone. It has annual average precipitation of 350 to 1,000 mm, 60% of which falls from June to August. The temperature ranges from -42.2 C to 36.5 C, with an annual average temperature of 4.6 C.

Operations

We use a sub-level open stoping mining method where the orebody is thicker than 10 metres and steeper than 55 degrees, and a benching method in narrower areas. The processing plant is a standard carbon-in-leach plant.

We have based the production schedule on metallurgical testing that identified two types of ore:
non-refractory (approximately 90% of the ore) and refractory (approximately 10%). Recoveries are nominally 85% for non-refractory and 65% for refractory ore.

Since the refractory component is a small percentage of the overall orebody we have chosen to use a standard carbon-in-leach plant. Because of the refractory component, recoveries can be variable based on where we are mining in any month.

Eldorado Gold Corporation	2010 Annual information form	36

Life of Mine Production and cost estimates

•

production: 700,000 tonnes per year

•

gold doré: 71,000 ounces per year at a metallurgical recovery rate of 80.3%

•

cash operating cost: $530 per ounce

Forecast production for 2011 is 70,000 to 75,000 ounces at $485 - $500 an ounce.

Capital costs for 2011 are expected to be $10 million.

The cost for processing and mine support is expected to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry: the cost of diesel and reagents, the cost of labour, exchange rates and inflation.

Environment

On August 11, 2009, a small group of farmers living approximately 3.5 km from the mine site blocked off the road leading to the mine. The farmers were seeking compensation for alleged pollution of the water in a nearby creek. The White Mountain environmental impact assessment had not anticipated water discharge, so the government closed the mine.

Extensive testing of the water in the creek by independent experts and the Environmental Protection Bureau confirmed that the villagers' claims were not founded. We submitted a supplemental environmental impact assessment, and on January 12, 2010, announced that the government had approved the change, the mine had re-opened and production started up again. We are now able to discharge treated water.

During the shutdown underground development continued which provided an efficient start up when government approvals allowed production to recommence.

Exploration

The Chinese exploration brigade carried out preliminary exploration in the White Mountain area from the late 1990s until 2003, when Sino Gold acquired a joint venture in the project. Preliminary exploration work by the Chinese Brigade included geological mapping, soil geochemistry, trenching, excavation of two adits, and completion of three drillholes.

After the deposit was discovered in late 2004, Sino Gold drilled over 84,000 metres over a three year period. Recent exploration has focused on drilling stepout holes along strike and downdip on the main orebody. In addition, early-stage exploration programs comprising mapping, soil sampling, trenching, and drilling are ongoing on several nearby prospects with geological characteristics similar to the White Mountain deposit.

Geology and mineralization

Geological setting

The White Mountain deposit is located along a regional northeast-striking fault zone that separates Proterozoic craton from a sequence of Phanerozoic sedimentary rocks. Gold mineralization is known to occur over at least a 6 km strike length of the fault zone, primarily hosted in the Phanerozoic sedimentary sequence.

The deposit sits along two strands of the fault zone, referred to as the F100 and F102 faults. F100 dips 40-50°to the southeast, and coincides with an unconformable contact between marl and dolomite and overlying quartzites. F100 dips 70-80° to the southeast. It records significant movement and juxtaposes the hanging wall sequence against a sequence of folded shale and fine-grained sandstone in the footwall.

The deposit is thickest and has highest grades where the two faults intersect, and along the F100 fault within a few hundred metres downdip of the intersection. Mineralization extends over a strike length of approximately 1,400 metres horizontally, and to between 100 and 600 metres downdip from the intersection within the plane of F100.

Eldorado Gold Corporation	2010 Annual information form	37

Mineralization

Gold mineralization at White Mountain occurs within and adjacent to a silicified hematitic breccia zone and is associated with pyrite, hematite, and barite. The breccia is localized along the F100 fault marking the quartzite - dolomite contact, and the thickness of the strongly mineralized zone ranges between ten and twelve metres thick on average. Transverse faults across the F100 fault are interpreted to localize high-grade gold zones.  The deposit remains open along strike to the northeast and at depth.

Drilling

The data supporting the mineral resources is drawn from diamond drill holes of NQ diameter, drilled from surface locations and underground headings. Surface drilling includes a total of 326 holes covering 95,400 metres, generally in a 40 by 50 metre grid over the deposit. Underground drilling includes a total of 347 holes covering 25,000 metres in a 15 by 10 metre pattern.

Drillers placed the core into labelled plastic core trays at the drill rig, and marked them before they were brought to the core shed facilities.

Geological and geotechnical data were collected from the core and transferred to the project drill database. Core recovery in the mineralized zones was higher than 95%.

Samples were selected at one metre intervals. The core was cut in half with a diamond saw. Half was sent for analysis and the other half returned to the core tray.

Surface core samples were dispatched to the sample preparation facilities operated by Geological Brigade 606 - Non-Ferrous Metallic and Geological Exploration Bureau of Jilin Province in Tonghua city.  Underground samples were processed at the mine site sample preparation facility.

Sampling and analysis

After initial crushing, the samples were pulverized to pass -20 mesh. A 300 g sample was then pulverized to -200 mesh and poured into kraft bags. Core samples were prepared by inserting a Standard Reference Material (SRM), a duplicate sample and a blank sample into the sample stream at every twentieth sample.

Until 2010, all surface samples were analyzed at Northwest Non-ferrous Metals Geology Institute at Xi'an in Shaanxi province, where samples were assayed using standard AAS-Graphite Furnace assaying after Aqua Regia digestion and hydrofluoric acid treatment to completely liberate all trace constituents from silicate mineral matrices. This year we sent the surface samples to the ALS analytical laboratory in Guangzhou, which used fire assaying methods. Underground samples are analyzed at site.

Data verification

Xi'an Lab analyses of resource and reserve drilling phases was reviewed and early analyses (2004 to 2006) found to be precise but variably accurate. However, much of the deposit covered by these older data has been re-drilled as part of ongoing underground grade control drilling. The underground data are supported by quality control and quality assurance samples which showed that all data were in control throughout the preparation and analytical processes. The same control was demonstrated for samples sent to ALS.

In our opinion, the White Mountain deposit assay database is accurate and precise enough to support mineral resource estimation.

Technical report

The information in this AIF is partly based on the scientific and technical data in the historical White Mountain technical report prepared for Sino Gold: White Mountain Project, Jilin Province, China, by Michael Warren, BSc. (Mining Eng.), MBA, FAusIMM, FAICD., of SRK Consulting (Australasia) Pty Ltd.,
a qualified person under NI 43-101.

The report is dated October 10, 2007. It's available on SEDAR www.sedar.com under the Sino Gold Mining Limited company profile.

Litigation

There are currently no known material litigation matters or outstanding actions against White Mountain, Sino Gold Jilin BMZ Mining Limited relating to White Mountain.

Eldorado Gold Corporation	2010 Annual information form	38

Eastern Dragon

Development project

location	Heilongjiang Province, northern China
ownership	Heihe Rockmining Limited, a joint venture - Eldorado (95%) - DaxinglanlingYihua Mining Development Company Limited (5%)
type of mine	open pit and underground
metal	Gold and silver
in situ gold	proven and probable reserves: 0.76 million ounces grade: 7.71 g/t measured and indicated resources: 0.85 million ounces grade: 7.50 g/t inferred resources: 0.19 million ounces grade: 2.67 g/t
average annual production	80,000 ounces
expected mine life	7 years, based on current proven and probable reserves
employees	350 (at full production including contractors)
commercial production	expected in late 2011

History

1998	routine geological surveying begins
1999	707 Brigade discovers the deposit
2003	Heihe Rock Mining Development Limited (Hong Kong) acquires the deposit
2008	Sino Gold acquires Heihe, and with it, 95% of Eastern Dragon
2009	Eldorado acquires Sino Gold environmental impact assessment report is approved in August

Eldorado Gold Corporation	2010 Annual information form	39

Licenses, permits and royalties

Mining	Permitting is on track
Exploration

There is currently one exploration license, Lode 5, which is based on our commitment to spend RMB 1,400 per year on exploration

• T23520090302027445, covers 0.14 km2, granted March 27, 2009,  expires March 26, 2011. Licencse renewal is in process.

An application process is underway to transfer ownership of the exploration license for the adjacent 53 km2 from 707 Brigade to the joint venture. This area is known as EL53.

Permits	The following permits are required: • project permit approval • gold operating permit
Royalties	We are required to pay royalties to state and local authorities. We are negotiating the amounts and will finalize the arrangement after we receive all permits.

About the property

Eastern Dragon is in Heilongjiang Province in northern China, approximately 425 km north of the provincial capital Harbin, and 45 km southeast of the town of Xunke. Xunke is 70 km from Heihe city, 118 km from Sunwu county town and 120 km from Yichin city in Wuyiling district.

There is road and rail access from Harbin to Sunwu and Yichin. A sealed highway just a few kilometres from the site connects Heihe to Xunke. There are flight connections between Heihe and Harbin and from Harbin to other cities in China, including Beijing.

The deposit is 200 to 280 metres above sea level, in an area of rolling hills that are farmed in the summer or dedicated to forestry. The lower lying areas are suitable sites for mine infrastructure, tailings and waste disposal, subject to government approval. An 8 km road from the highway to the project area passes through farmland and forested areas, and is unsealed over the last half.

There is a 35kV power substation 8 km from the site. Water can be sourced from the Kubin River, 1.2 km to the north of the deposit. Coal is available from the Heilongjiang Hegang coal mine. Basic building materials can be sourced from Heihe and other materials from Harbin.

Climate

The area has relatively long winters and short, hot summers. Average annual rainfall is 430 mm. It is covered in snow from mid-October to April.

Operations

Eastern Dragon will start out as a small open-pit mine, and then become an underground operation.

The proposed open pit has been designed to minimize land use, and we expect it to have enough volume to store all of the tailings from the underground operation.

The contractor is expected to begin work in April 2011, establishing a camp, a diesel farm, a workshop and other mine infrastructure. Pre-stripping will begin in May 2011, and open pit ore production in October 2011.

The contractor should begin development of the underground mine in July 2011, as long we receive the project permit. We expect construction and ramp-up to full production to take approximately two years: three months for portal work, fifteen months to develop the decline to 125 metres elevation, at an advance rate of 60 metres per month, and three to six months for ore sill development and other preproduction activities.

Underground ore production should begin at lower rates in July 2013, and reach peak production of 1,000 tonnes per day at the end of 2013. We have to mine two underground bench stopes concurrently, at a vertical advance rate of approximately 30 metres per year, to meet this production level.

Eldorado Gold Corporation	2010 Annual information form	40

The Eastern Dragon ore is high grade (8.42 g/t Au and 74 g/t Ag), and it is amenable to cyanide leach with high recoveries for both gold and silver. The process plant is designed to treat 450 tonnes of ore per day initially and will increase to 1,000 tonnes per day as part of a planned expansion.

We are using conventional equipment and processes:

•

run of mine ore is crushed in a two-stage crushing circuit and then milled in a single stage ball mill

•

the ore is leached with cyanide and thickened

•

the thickener overflow is fed to a carbon-in-column (CIC) circuit, which removes most of the silver from the circuit

•

the thickener underflow is leached again with cyanide in a normal carbon-in-leach circuit. This, combined with the pre-leach and the CIC, ensures the highest possible recoveries of gold and silver.

•

loaded carbon from the two circuits is then combined and eluted to recover the precious metals.

•

After we have recovered the gold and silver, the tailings from carbon-in-leach circuit are thickened. The overflow is recycled, and the underflow is forwarded to a cyanide destruction circuit and then dewatered using filter presses to produce a filter cake suitable for dry stock tailings disposal. During the first two years of operation, tailings will be impounded in an interim tailings dump. After open pit mining stops, these will be moved to the mine's open pit.

Life of Mine Production and cost estimates

•

production: 450 tonnes per day for 12 to 24 months, followed by 1,000 tonnes per day, or 360,000 tonnes per year over 18 months

•

gold: 80,000 ounces per year at a metallurgical recovery rate of 90%

•

silver: 580,000 ounces per year at a metallurgical recovery rate of 80%

•

cash operating cost: $125 (after silver credits, calculated using a silver price of $10 per ounce)

Forecast productions for 2011 is 20,000 - 25,000 ounces at $40 to $45 an ounce. Capital costs for 2011 $62.5 million.

Environment

We are developing environmental management programs and procedures, including environmental monitoring, tailings storage facility operation, site rehabilitation, water management and hydrocarbon management. Site rehabilitation will begin during the construction stage.

The local Land and Resource Bureau will require a mine closure bond as financial assurance. This will be returned in stages as rehabilitation is completed.

Exploration

The Eastern Dragon deposit was discovered in 1998, after the Heilongjiang 707 Brigade identified a mineralised quartz vein float during a regional geological survey and 1:200,000 mapping program.  Between 1999 and 2002, the 707 Brigade completed geological mapping, soil and stream sediment sampling programs, extensive trenching, gradient array resistivity and ground magnetic surveys, excavation of underground exploration adits, and over 8900 metres of diamond drilling. This work outlined an initial resource on the Lode 5 vein deposit, and identified several other vein targets in surrounding areas.

Recent exploration includes induced polarization and ground magnetic geophysical surveys in 2009 and 2010, as well as additional prospecting and sampling. Drilling in 2009 extended known mineralization 200 metres to the north and 75 metres to the south along strike. Assays confirmed that the northern extension contains several high-grade mineralized zones near the surface.

Geology and mineralization

Geological setting

Eastern Dragon sits above a basement granitic intrusive complex, composed of medium grained granodiorite and adamellite of probable Triassic age. These are unconformably overlain by a Cretaceous volcanic, volcaniclastic and sedimentary sequence of intermediate to locally felsic composition. The northern part of the deposit sits below a post-mineralization sequence of weakly-consolidated Tertiary alluvial and colluvial sandstone and conglomerate up to 25 metres thick.

Eldorado Gold Corporation	2010 Annual information form	41

The epithermal veins at Eastern Dragon occur along roughly north-south striking, subvertical faults that cut and displace the basement rocks and overlying Cretaceous strata, but are overlapped by Tertiary sedimentary rocks. Displacement on these faults does not appear to be more than a few tens of metres.

Mineralization

Eastern Dragon is a low sulfidation, epithermal vein deposit. Most of the defined resource is confined to a single vein (Lode 5), that has been traced over a strike length of approximately one kilometre north-south. The mineralized part of Lode 5 averages around 6 metres wide, and is steeply dipping to subvertical.

The vein is infilled mainly with colloform and crustiform banded quartz, often pseudomorphing bladed calcite. Breccia textures are common. Paragenetically late quartz+chlorite+pyrite overprints the banded quartz veins, and is associated with lower gold grades. The veins are enveloped in a clay and sericite alteration zone, grading outward to chlorite alteration of matic minerals in host rock.

Drilling

The 707 Brigade completed 45 diamond drill holes totalling 8,903 m from 1998 to 2002.

In 2008, Sino Gold carried out several hundred check assays, including diamond drilling and channel sampling, to extend, infill and check the work done to date.

Over the last two years, we have drilled 133 holes covering 29,000 metres.

All diamond drilling was done with diamond drill rigs of NQ to HQ size. Drill lines are from 25 to 50 metres apart. Drill holes are typically 30 to 50 metres apart, and are inclined to the east and west, from about 45 degrees to almost vertical.

Collars were located by detailed surveys. Down hole surveying was routinely done at 30 metre intervals and at the end of the hole, mostly using an Eastman down hole survey tool.

Drillers placed the core into recycled plastic core trays at the drill rig, and marked them before they were brought to the core shed facilities.

Geological and geotechnical data were collected from the core and transferred to the project drill database. All core was photographed before sampling.

Samples were selected at one metre intervals. The core was cut in half with a diamond saw. Half was sent for analysis and the other half returned to the core tray. Core recovery in barren and mineralized zones was higher than 95%.

We keep the core library in storage facilities on site.

Sampling and analysis

After initial crushing, each sample was pulverized to pass -200 mesh. About 80 g of the pulverized sample was sent to Intertek (Beijing) and SGS (Tianjin), and assayed for both gold and silver using fire assay with an atomic absorption finish.

Core samples were prepared by inserting a standard and duplicate control sample into the sample stream at every tenth sample. Blank samples were not inserted, although some standards used were of such low values that they were effectively blanks. A third party laboratory was used in all campaigns.

About 5 to 10% of the samples were sent to the ALS facility in Brisbane and later to the ALS facility in Guangzhou. Samples were analyzed by fire assaying methods.

The specific gravity was measured for 424 samples, using the weight difference in air and when submerged in water. The average specific gravity for Lode 5 was 2.55.

Metallurgical sampling test work has been carried out on three composite samples:

•

one from surface trenches, carried out by 707 Brigade and tested at Changchun Gold Research Institute

•

a mix of surface trenches and adit channel sampling, carried out by 707 Brigade and tested at the Jilin Gold Research Institute

•

a mix of surface and adit samples plus selected drill core, carried out by Heihe and tested at Beijing General Research Institute for Mining and Metallurgy

Eldorado Gold Corporation	2010 Annual information form	42

The two programs carried out by 707 Brigade included evaluating gold recovery by flotation, gravity and leaching, and included evaluation of carbon-in-leach, resin-in-pulp and leach/zinc cementation leaching options.

The more recent program by Heihe included leaching test work, evaluating a flotation/carbon-in-leach option and test work for partial recovery of precious metals from solution onto carbon using columns.

Standard analytical methods were used and duplicate tests were carried out for all major tests. Leach recoveries for gold from all three programs were higher than 94%.

Data verification

A review of earlier quality assurance and quality control data showed that samples from the 707 Brigade were in control during preparation and analytical processes. Data from the 2009 and 2010 drill campaigns and the third party laboratory check assays were also in control.

In our opinion, the Eastern Dragon deposit assay database is accurate and precise enough to estimate resources.

Litigation

There are currently no known material litigation matters or outstanding actions against Eastern Dragon, or Heihe Rockmining Limited relating to Eastern Dragon.

Eldorado Gold Corporation	2010 Annual information form	43

Regional review

Brazil

Brazil

- Vila Nova Iron Ore
- Tocantinzinho Gold

Vila Nova
Tocantinzinho
BRAZIL

We have a long history of operating in Brazil, dating back to 1996, when we acquired the Sao Bento Mine and other exploration assets from Gencor. We sold the Sao Bento Mine to AngloGold in 2008, but retained Sao Bento's key management and exploration executives, who have since been responsible for discovering, developing and operating the Vila Nova Iron Ore Mine, advancing Tocantinzinho towards a feasibility study and construction decision, and evaluating new opportunities in the gold and mineral sectors of Brazil.

Properties

We currently have one operation and one development project in Brazil:

•

Vila Nova - iron ore mine

•

Tocantinzinho - gold development project

Other exploration

Our 2010 budget for exploration and development in Brazil was approximately $5 million. This includes Tocantinzinho and general reconnaissance work in the Carajas and Tapajos regions of Para state, focusing on lands with potential for precious metals that are, or are likely to become, open or in public tender.  We also conducted a geochemical sampling and drilling program at the Agua Branca project, currently held under an option agreement with Talon Metals Corp.

Eldorado Gold Corporation	2010 Annual information form	44

Vila Nova

Iron ore mine

location	southern Amapá State, Brazil
ownership	Sao Bento Mineraco SA, a wholly owned subsidiary of Eldorado 100%
type of mine	open pit
metal	iron ore
reserves and resources	proven and probable reserves: 9.19 million tonnes grade: 61.0% Fe measured and indicated resource: 9.88 million tones grade: 61.5% Fe
expected annual production	1,000,000 tonnes
expected mine life	9 years, based on current proven and probable reserves
employees	221 (350 at full production)
production	produced in 2010: 266,000 wmt low phosphorous ore 186,800 wmt high phosphorous ore planned for 2011: 440,000 - 480,000 wmt tonnes
cash operating costs	$40 - $45/tonne

History

1948	Ackermann, a geologist, retained by the Federal Territory of Amapá, publishes a paper on the mineral resources of the area, with emphasis on the Santa Maria do Vila Nova iron ore
1946 to 1947	Hanna Exploration Co., a North American company, carries out rotary drilling in the Santa 1947 Maria area, focusing on iron ore. Drilling covers 1,662 m, and features a low recovery
1983 to 1987	Mineração Amapari S/A carries out gold and iron exploration using the Hanna drilling 1987 data, and is granted the mining rights from the Brazilian National Production Department
2005	Eldorado enters into an agreement with Mineração Amapari SA to evaluate the deposit, and signs an option agreement to acquire 50% of Vila Nova
2006	Exercise our option and acquire a 50% interest in the project
2007	Feasibility study is complete Increase our interest to 75%
2009	Acquire the remaining 25%, increasing our interest to 100% Infrastructure is complete and plant commissioned
2010	Trial mining begins

Eldorado Gold Corporation	2010 Annual information form	45

Licenses, permits and royalties

Mining

We have mining rights for 4,254 hectares under two licenses

•

Process #858.119/2009

•

Process #850.048/80. This is the result of a partial transfer and assignment of mining concession #145/91 to Unamgen (a Brazilian subsidiary) in 2010. Authorization was published at the Official Gazette (Diário Oficial da União ) on January 28, 2010 and recorded at National Department of Mining Production files on February 9, 2010.

Exploration

We have exploration licenses that cover 152,000 hectares around the former Vila Nova gold project. The mineralized trends from the Vila Nova project extend into this area, and regional airborne geophysical data has defined several targets along regional structural lineaments. We carried out a grassroots evaluation of these targets in 2007, including soil and stream silt geochemical sampling, but did not find any geochemical or geological anomalies. We are no longer exploring in this region.

Permits	The project is fully permitted for commercial production.
Royalties	A royalty of 2.0% on revenues will be payable to the Brazilian government.

About the property

The 1,475 hectare Vila Nova property sits 175 km west of Macapá, the capital of the Amapá State, in northeastern Brazil. The majority of workers are drawn from the local region.

The site is mostly flat, with small slopes and dense vegetation. The nearby Vila Nova River, which flows through the property, is used for water supply.

To support mining, processing and transportation, maintenance shops, accommodations, water and electrical supply, crushing and screening facilities, a spiral circuit and a tailings dam have been built.

The tailings dam is made of compacted earth from the surrounding areas. The first phase of construction will support four years of operation. A second phase will raise the crest of the dam to contain all tailings generated during the mine's nine year life.

Processed iron ore is sent by rail to the port for shipping. The Public Port CDSA is operated by the Santana Port Authority. A second private port is operated by Anglo Ferrous do Brazil. The two ports are on the north bank of the Amazon River, in the town of Santana, approximately 18 km upstream from Macapá.

Climate

The site is in a tropical rainforest region. Annual rainfall is 2,300 mm, and 85% of this falls in the rainy season (December to June). The annual temperature ranges from 230 C to 350 C. Relative humidity is 95%.

Operations

The Vila Nova Iron ore deposit is 5 to 40 m thick and 1,800 m along strike. The ore body is subvertical, with hanging and footwall made up of weathered schist. It is well-suited for open pit mining using small mine equipment.

The mine is a standard open pit that produces two products: lump ore and sinter fines. It uses hydraulic excavators and highway-type haul trucks with conventional rock boxes.

Trial mining and processing was conducted in June 2010 to test plant performance and logistic systems. The initial monthly production rate was 55,000 tonnes of run of mine ore, yielding 45,000 wet metric tonnes of finished product. 55 percent of this is lump ore and 45 percent sinter fines.

High grade phosphorus ore from the upper benches is stockpiled and will later be blended with low grade phosphorus ore. Waste rock is placed onto a dump 2.5 km from the pit. This year's stripping ratio was 2:1 waste:ore. We expect it to be 3:1 in 2011.

Eldorado Gold Corporation	2010 Annual information form	46

For 2011, we have a contract to transport iron ore to Santana by railway, and a ship loading contract in the Anglo Ferrous Port. Both railway and port are operated by Anglo Ferrous Brazil. 45,000 tonnes of lump ore was shipped in November and 45,000 tonnes of sinter fines was shipped in December. The ore was sold on the spot market.

Production and cost estimates

•

production of finished products:
2011: 460,000 dry metric tonnes
2012: 628,000 dry metric tonnes
2013: 879,000 dry metric tonnes

•

operating costs: approximately $50 per dry metric tonne of lump ore and sinter fines for the life of mine

This financial model will be updated after contracts for sales, rail transportation and shipping have been settled.

Capex to date is $46.7 million.

The maximum general corporate tax rate in Brazil is 34%. Due to its location, however, Vila Nova qualifies for a reduced tax rate of 15.25%.

Environment

On May 12, 2010, Amapá State's environmental agency granted transference of the operating environmental license and mining concession. It is valid for one year.

We have implemented a program to monitor the pH, oils and chemical elements in the water and effluent, to make sure the operation is not contaminating the adjacent water systems. Every six months, we send a report with the results to Amapa State's SEMA Environmental Agency.

Once the mine is closed, we will sod the tailings dam and the waste dump and plant trees.

Geology and mineralization

Geological setting

The deposit is a steeply dipping outcropping hematite body, 5 to 40 metres thick, that trends approximately north-south with a narrower fold limb extending to the northwest.

Mineralization

The resource contains massive and laminated hematite with minor intercalations of schist in the central and southern part of the ore body and softer more granular hematite in the north, particularly north of the Vila Nova River where it becomes interspersed with iron rich schist (itabirite).

Drilling

From 2005 to 2007, we carried out topographic and geological mapping, surface sampling, diamond drilling, chemical analyses of surface and drill core samples, metallurgical characterization testing and review of mineral resources and reserves.

49 diamond drill holes for a total of 4194 m were drilled. Of these, 31 (2951 m) were in the portions of the deposit where mineral resources were estimated. Drilling was by wireline method with H-size equipment. Drill core samples ranged from 4.0 to 5.5 metres in length (40 percent equal to 5.0 metres). Trench samples excavated in Bacabal South were 5.0 metres.

Core samples were cut longitudinally with a diamond rock saw. One half was stored in special treated wood core boxes and the other half used for analysis.

Standard logging and sampling conventions were used: the core was photographed before being sampled, and logged in detail onto paper logging sheets. This information was entered into the project database. Core recovery was very good to excellent.

Sampling and analysis

We placed the samples in reinforced plastic bags, boxed them, and sent them to two laboratories for chemical analysis: the SGS-GEOSOL facility in Belo Horizonte, Brazil and the ALS Chemex laboratory facility in Vancouver, Canada.

Eldorado Gold Corporation	2010 Annual information form	47

The following elements were analyzed: Al2O3, BaO, CaO, Cr2O3, Fe2O3, MgO, MnO, P2O5, K2O, SiO2, Na2O, SrO and TiO2 (to a detection limit of 0.01%). Ferrous Fe and LOI were also measured. Samples also underwent material characterization analysis.

For quality control, we monitored two sets of duplicate data: regularly submitted coarse reject duplicates, and submissions to a second laboratory. Results show good reproducibility and no bias in the assay process.

Data verification

For quality control, we monitored two sets of duplicate data: regularly submitted coarse reject duplicates, and submissions to a second laboratory. Results show good reproducibility and no bias in the assay process.

Before modeling, we verified assay, collar coordinate and down hole survey data in the Vila Nova database against source data, and did not find any significant discrepancies.

In our opinion, the Vila Nova database is accurate and precise enough to estimate resources.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Vila Nova technical report: Technical Report on Vila Nova Iron Ore Project, by Roberto Costa, Roberto Costa Engenharia Ltda, and Stephen Juras, Ph.D., P.Geo. of Eldorado, qualified persons under NI 43-101.

The report is dated July 31, 2007. It's available on SEDAR www.sedar.com.

Litigation

There are currently no known material litigation matters or outstanding actions against the Vila Nova Mine, or Sao Bento Mineracao Ltda. relating to Vila Nova.

Eldorado Gold Corporation	2010 Annual information form	48

Tocantinzinho

Development project

location	Brazil
ownership	Brazauro Recursos Minerais Ltd., a wholly owned subsidiary of Eldorado 100%

type of mine	open pit
metal	gold
in situ gold	proven and probable reserves: 1.98 million ounces grade: 1.25 g/t measured and indicated resources: 2.39 million ounces grade: 1.06 g/t inferred resources: 0.15 million ounces grade: 0.66 g/t
average annual production	160,000 ounces
expected mine life	11 years
commercial production	first quarter of 2015
employees	500 (at full production)

About the property

Geological setting

The Tocantinzinho project is located in the State of Pará in Northern Brazil, in the Tapajós region.  It is estimated that the Tapajos historically has produced up to 30 million ounces of gold from artisanal miners exploiting both alluvial and saprolite hosted gold.

Exploration

Artisanal miners have been active at the Tocantinzhino project since the 1980's but the bedrock potential of the area was not fully recognized until diamond drilling was completed by Brazauro, beginning in 2003.  Brazauro continued exploration of the property until Eldorado optioned the project in 2009. Drilling of the main deposit area, conducted first by Brazauro and subsequently by Eldorado, has defined a body of disseminated mineralization measuring over 700m in strike length by up to 180m wide. The deposit has been drilled to maximum depth of 400 metres below surface to date, and remains open at depth.

Exploration outside of the main deposit area is directed towards identifying drilling targets that might yield satellite mineralized bodies. To date this work has included airborne magnetic and radiometric surveys, IP surveys, collection of outcrop and channel samples (mainly from artisanal workings), and extensive grid-based soil sampling programs. Geochemical and geophysical anomalies identified by these means are typically followed up with detailed infill soil sampling programs, and testing with either power auger drilling, reverse circulation drilling, or diamond drilling.

Geological setting

The Tocantinzinho project lies within the Tapajós gold district, in the south-central part of the Amazon Craton. The district is dominantly underlain by granitic rocks of Paleoproterozoic age.

The oldest mapped rocks are gneiss, schist, and metagranite of the Cuiu-Cuiu complex (2,011-2,033 Ma), which are intruded by granite and granodiorite of the Parauari Suite (1,957-1,997 Ma), tonalite, diorite and granodiorite of the Tropas Suite (1,898-1,907 Ma), and granite and granodiorite of the Creporizão Suite (1,853- 1,893 Ma). Extrusive volcanic rocks of the Bom Jardim, Salustiano, and Aruri Formations (1,853-1,900 Ma) cut all of these units. Alkaline granites of the Maloquinha Suite (1,870-1,882 Ma) are widespread and intrude all older rock units.

Eldorado Gold Corporation	2010 Annual information form	49

Gold mineralization is found throughout the Tapajos district. Known deposits are:

•

Cuiu-Cuiu (Cuiu-Cuiu Complex)

•

Tocantinzinho, Palito (Parauari Suite)

•

Ouro Roxo (Tropas Suite)

•

São Jorge, Sucuri (Creporizão Suite)

•

V3-Botica, Bom Jardim and Doze de Outubro (Salustiano and Bom Jardim Formations)

•

Mamoal (Maloquinha Suite).

Many of the known gold occurrences in the Tapajos, including Tocantinzinho, are along a northwest trending regional lineament known as the Tocantinzinho Trend. The trend is readily visible in regional topographic data, satellite images, and airborne geophysical data. The Tocantinzinho deposit is elongate in this same northwest orientation and is interpreted to be spatially controlled, at least in part, by this regional-scale structure.

The most widespread igneous rocks in the immediate area of Tocantinzinho are the granites and quartz-monzonites of the Parauari Suite. Much of the gold mineralization encountered to date is hosted by coarse grained, pink to grey syenogranite to monzogranite, with distinctive amoeba shaped quartz grains. This is known locally as salami and smoky granite.

Mineralization

The Tocantinzinho deposit is an elongate northwest-trending body, measuring approximately 180 metres wide x 700 metres long. It is a bulk-tonnage, sheeted quartz vein deposit, hosted in granitic rocks of the Parauari Intrusive Suite. Gold is associated with hairline to 4 cm quartz veinlets in altered granites, and in aplite and pegmatitephases of the intrusive suite.

The mineralized zone has two types of veins and veinlets: an earlier sheeted quartz-chlorite vein system that forms sheets with associated pyrite, and a younger veins of gray quartz with pyrite, generally with chlorite and carbonate and variable but small quantities of chalcopyrite, galena, sphalerite and native gold. The overall sulfide content of the gold-bearing zone varies from one to three percent.

The mineralized granites are cut by unmineralized andesite dykes, the largest of which widens upward and caps mineralization in the northwestern portions of the deposit. Andesite exists in other parts of the deposit as a series of northwest-striking dykes that are interpreted to have fed the larger andesite body. Both mineralized granites and unmineralized andesites are cut by post-mineral rhyolite dykes.

Drilling

Drilling campaigns, all from surface, were carried out by Brazauro between 2004 and 2008, and Eldorado since 2008. A total of 49,000 meters in 175 core holes were drilled for exploration and resource in-fill purposes.  Additional drilling for metallurgical information (1500 meters in 5 core holes) and geotechnical information (1460 meters in 6 core holes) was also conducted.  All diamond drilling was done with wire line core rigs using NQ and HQ size coring.

Drill holes collars were located using a total station instrument. All drill holes were drilled at inclinations ranging from 47° to 83°, along 40° to 220° azimuths. Down-hole surveys deviation (azimuth and inclination) were taken approximately every 60 meters using the Reflex EZ Shot instrument.

Geology and geotechnical data were collected from the core and it was photographed before sampling.

Core recovery in the mineralized units was very good.

The core is stored in storage facilities near the site.

Sampling and analysis

Sample intervals from 0.2 meters to 2.0 meters were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. One-half of the sawn core was bagged and sent for sample preparation and analysis to SGS Geosol (Brazauro) and ALS Laboratory group facilities in Brazil.

Eldorado Gold Corporation	2010 Annual information form	50

After initial crushing, the sample was split to retain approximately one kilogram for pulverization. After pulverizing, the sample was split again to create 250 to 300 g pulps. A Standard Reference Material (SRM) sample, a duplicate sample and a blank sample were inserted into the sample stream at about every tenth sample.  All samples were assayed for gold by 30 g charge fire assay with an atomic absorption finish.

Monitoring of these quality control and quality assurance samples showed all data were in control throughout the preparation and analytical processes.

Data verification

Monitoring of the quality control and quality assurance samples showed all data were in control throughout the preparation and analytical processes.

The database supporting the Tocantinzinho resource model was reviewed in detail. Checks were made to original data certificates with any discrepancies corrected prior to use in resource estimation.

In our opinion, the resource database for the Tocantinzinho deposit is sufficiently free of error to be adequate for estimation of the respective mineral resources. These data are also, in our opinion, accurate and precise enough for resource estimation.

Development

In 2009, Brazauro advised Eldorado that we had met our commitment to spend $9.5 million on exploration and development under the earn-in arrangement with Brazauro.  Eldorado has since acquired 100% of the securities of Brazauro.

Work has focused on engineering studies covering the process plant, mine design, TMF, and other significant infrastructure, including power and access options, as well as preparing the prefeasibility study which will be released in the second quarter of 2011.

Environmental studies to support future permitting requirements are ongoing.

The 2011 budget is $12.7 million for exploration and $20.7 million for development in 2011.

Litigation

There are no known material litigation matters or outstanding actions against the Tocantinzinho Development Project, or Brazauro Recursos Minerais Ltd relating to Tocantinzinho.

Eldorado Gold Corporation	2010 Annual information form	51

Regional review

Greece

We currently have one development project in Greece:

•

Perama Hill - gold development project

Eldorado Gold Corporation	2010 Annual information form	52

Perama Hill

Development project

location	eastern Thrace region, northern Greece
ownership	Thracean Gold Mining, a wholly owned subsidiary of Eldorado 100%
type of mine	open pit
metal	gold
in situ gold	proven and probable reserves: 0.98 million ounces grade: 3.13 g/t measured and indicated resources: 1.38 million ounces grade: 3.46 g/t inferred resources: 0.55 million ounces grade: 1.96 g/t
average annual production	130,000 ounces
expected mine life	8 years, based on current proven and probable reserves
employees	161 at full production
production	expected early 2014

History

1989	Exploration begins
1993	Perama South discovered
1995	Perama Hill discovered
1996	Mining exploration license and land title received
1996, 1998, 2000	Drilling takes place
2008	We acquire the project
2009	We submitted preliminary environmental impact assessment

Eldorado Gold Corporation	2010 Annual information form	53

Licenses, permits and royalties

Mining	Two mining titles cover 1,897.5 hectares, issued December 1999, expire December 2049. Can be extended another 25 years.
Exploration	the two mining titles have in effect superseded the mining exploration licences we had already obtained
Permits

We need the following permits:

•

environmental permit license: we submitted the preliminary environmental impact assessment in 2009. Evaluation is ongoing.

•

mine operation license

•

construction and operator licenses.

We expect to receive a positive finding on the preliminary environmental impact assessment in 2011.

Royalties

We will pay:

•

a net smelter royalty of 2.5% of gold and silver production to the Greek government

•

a 2% net smelter royalty to Franco-Nevada Corporation

Under separate Assignment and Assumption Agreements, both dated December 20, 2007, Dafrico Overseas Limited and Autin Investments BV, assigned their aggregate interest in the Perama Hill Project to Franco-Nevada Corporation in exchange for the 2% net smelter royalty.

About the property

Perama Hill is in the eastern Thrace region of northern Greece, in a rural area 25 km west-northwest of Alexandroupolis and 20 km south of Sappes.

Most workers will come from the local region. Supplies and services will come mainly from Alexandroupolis.

Topography includes rolling hills ranging from 250 to 300 metres above sea level. Sparse vegetation includes small oak trees and Mediterranean thorn and scrub bushes. A stand of black pines north of the project is part of the Black Pine Forest.

Access to the project is currently by farm tracks from Perama village, which is at the end of a 4 km long asphalt road from the main Thessaloniki/Alexandroupolis Highway. Future access will be through a new
7 km Egnatia highway service road.

Climate

The region is in a Mediterranean climate zone, with warm, dry summers and mild winters. The mean annual rainfall is 557 mm.

Operations

Conventional open pit mining will be used at Perama Hill.

The pit will operate one 8-hour shift 5 days per week. The crushing circuit will operate 16 hours per day, 7 days per week. The mining and crusher loading operation will not run 24 hours per day because of its proximity to the local village. The processing plant will operate 24 hours per day.

The mine will use six 33 tonne trucks and two matching backhoes. A front-end loader will be used for the ore stockpile at the crusher.

The process plant will use water from a fresh water dam that will catch surface runoff (rainfall) and water reclaimed from the tailings management pond.

The tailings management facility will have a structural fill embankment and filtered tailings, and be close to the open pit. It will be lined with an impermeable HDPE membrane.

Eldorado Gold Corporation	2010 Annual information form	54

Metallurgical test work, including studies of crushed composite drill core samples, has been carried out on hard and soft material, and on a composite representative of the ore. The results indicate that the material is all non-refractory and a standard carbon-in-leach circuit can be used for gold extraction.

Based on this testing, Aker Solutions E&C Ltd. has designed a three-stage crushing circuit followed by a single stage ball mill, operating in closed circuit with hydro cyclones.

•

The crushing and grinding circuit will produce product with 80% passing 75 µm.

•

This will be thickened in a high-rate thickener before pre-aeration, and then leached to recover the gold.

•

The tailings will be detoxified to remove any remaining cyanide using the INCO process.

•

Carbon will be removed and the gold extracted by a split stream Anglo American Research Laboratories elution process.

•

Once any remaining cyanide is removed, the tailings from the processing facility will be thickened and then filtered to remove any excess water. This material will then be transported by truck and placed in a lined tailings storage facility.

Production and cost estimates

•

production: 1.2 million tonnes of ore per year, plus 350,000 tonnes of waste and low-grade material

•

gold doré: 79,000 ounces per year

•

expected cash operating cost: $25.00 per tonne milled / $260 per ounce

•

capital costs: $187 million (including sustaining capital)

Current Greek regulations include a corporate tax of 25%.

Environment

We are in the process of obtaining an environmental permit license.

This process is initiated by submitting an environmental impact study to the Ministry of Environment (MOE), which acts as the lead agency in the permitting process. The MOE carries out a detailed review of the environmental impact study, coordinates input from the Ministries of Agriculture, Culture, Development, and Health, and manages a public consultation process that involves a series of public meetings. At the same time, the MOE establishes environmental terms of reference that define the environmental criteria the mine will operate under. Once these have been reviewed and finalized the MOE will approve environmental impact study, followed by approval from the five ministries.

In October 2000, Perama Hill's environmental impact study was submitted by Frontier Resources Limited to the MOE. Also in that year, petitions were filed against the MOE to annul the Pre-Approval Act, which established the framework for Perama Hill's environmental impact study. On August 18, 2008 the 5th Session of the Conseil d'Etat accepted the petition for annulment and invalidated the Pre-Approval Act, which invalidated the environmental impact study.

In 2009, Eldorado submitted a new preliminary environmental impact assessment under the amended Pre-Approval Act. This assessment describes the environment and the Perama Hill project, and includes an evaluation and assessment of the project's environmental impacts (landscape and visual, soil, land cover, surface water and ground water).

In 2010, we prepared the environmental impact assessment study, which we will submit once the preliminary environmental impact assessment has been approved.

Exploration

Gold mineralization was discovered in the Perama Hill area in 1994 during follow-up prospecting of areas identified during a reconnaissance BLEG sampling program. Early exploration programs in the project area included soil and stream sediment geochemical surveys, and channel sampling over exposed stockwork zones. This work identified two centres of mineralization, corresponding to the Perama Hill deposit and the Perama South prospect.

Reverse circulation and diamond drilling were completed over both zones between 1996 and 1998, totalling 17,586 metres. An additional 1,866 metres of infill reverse circulation drilling was completed in 2000. No significant exploration work has been completed on the property since that time.

Eldorado Gold Corporation	2010 Annual information form	55

Geology and mineralization

Geological setting

The property is on the eastern margin of the north-south trending Early Tertiary graben, which is covered by the Sappes alluvial plain 15 km north of the deposit.

The graben is infilled with intermediate to felsic ignimbrites and epiclastic rocks, andesitic hyaloclastites, and debris flow breccias, intercalated with fossiliferrous limestones, marls, and sandstones of Cenozoic age (25-35 Ma). The adjacent horst blocks are a combination of lower to middle greenschist facies meta-volcanic and meta-sediment rocks of various Mesozoic ages.

The dominant structure is the East Graben Fault, which juxtaposes the Cenozoic sequence with strongly deformed Mesozoic meta-volcanic rocks. Following east-west extension and associated graben development, the area was overprinted by a phase of transpression with sinistral movement and uplift.

The deposit is hosted by felsic volcaniclastic sandstone that overlies a package of andesitic volcanic breccias. The sandstone is thickly bedded to massive and contains features like crossbedding, wood fragments and fossil tubes. The andesites are composed of dominantly in-situ and reworked hyaloclastite, with intercalated andesitic conglomerate beds and thinly bedded reworked ash tuff.

Mineralization

Perama Hill is a high sulphidation epithermal disseminated gold deposit, overprinted by banded quartz-chalcedony, barite, and pyrite stockwork veins and veinlets. The deposit extends 750 metres north-south, and up to 300 m east-west. It ranges from 15 to 20 metres thick at the flanks to up to 125 metres thick at the centre. The eastern margin is marked by the East Graben Fault.

Approximately 80% of the gold mineralization at Perama Hill occurs in the sandstone unit, where gold is disseminated and associated with very fine-grained pyrite and telluride minerals. Mineralised sandstones display pervasive silicification, and contain cavities and voids filled with barite or kaolinite. The remaining 20% of the system occurs in veins that cut the underlying andesite.

The deposit has been deeply oxidised. Oxidation extends roughly to the sandstone/volcanic breccia contact, allowing a thickness of more than 100 metres of oxide mineralization in the centre of the deposit.  This limit diminishes laterally to 15 to 20 metres at the deposit margins.

Drilling

There were several drilling campaigns on the Perama property in 1996, 1997, 1998 and in 2000.

In total, 75 diamond drill holes were drilled, covering 9,093 m, and 137 RC holes were drilled, covering 9,116 m. Collars of all holes were surveyed at the end of each drilling phase. Only some of the deeper diamond holes were surveyed for downhole deviation, but since almost all the drill holes were less than 100 metres long, deviation was not expected to be a significant factor.

Sampling and analysis

The core and reverse circulation chip samples were transported to the TGM sample preparation facility located near the town of Sappes, where the core and chips were logged for geology and geotechnical information, and then photographed (core only).

The core was marked in 1 metre intervals and sample tickets were placed at the end of each interval. The core was then cut in half with a diamond rock saw. One half of this material was returned to the core box.

The reverse circulation samples were collected in 1 metre intervals and split to get a 1 kg sample. This sample was split in half again to produce a duplicate.

Samples were sent to the SGS-FILAB laboratory in France for analysis, where they were:

•

pulverised with a ring mill to 90% less than 150 mesh

•

fire assayed for gold using a 30 g sample size

•

sent for 32 element ICP analysis.

Samples were controlled by a quality assurance and quality control program, which included inserting blank and Standard Reference Material (SRM) samples into the sample stream, and preparing duplicate samples for analysis in a later sample batch. At the end of each phase, pulp samples were forwarded to Australian Laboratory Services of Perth, Australia, to check gold assays. The analyses were found to display acceptable precisions but showed an approximate 5% low bias in samples from the core drilling programs.

Eldorado Gold Corporation	2010 Annual information form	56

Data verification

All the assay values supporting the Perama Hill mineral resource estimates have been concluded to be in control. The low bias observed during parts of the diamond drill campaign is believed to have minimal impact on the mineral resource estimates. In places, the gold grade estimate may be slightly understated.

The data in the database that was used to estimate the mineral resource has been verified by checking it against original assay certificates. In our opinion, the Perama Hill database is accurate and precise enough to estimate resources.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Perama Hill technical report: Technical Report for the Perama Hill Project, Thrace, Greece, by Richard Miller, P.Eng. and Stephen Juras, Ph.D., P.Geo. of Eldorado, and Peter Perkins BSc, MIMMM, MSAIMM of Aker Solutions E&C Ltd.

The report is dated March 15, 2010, and effective January 28, 2010. It's available on SEDAR www.sedar.com.

Litigation

There are no known material litigation matters or outstanding actions against the Perama Hill Development Project, Thracean Gold Mines relating to Perama Hill.

Eldorado Gold Corporation	2010 Annual information form	57

Mineral reserves and resources

The table below shows our mineral reserves and resources estimated at December 31, 2010.

GOLD	Mineral reserves					Mineral resources				Estimated metallurgical recovery	Our interest
	tonnes (x1000)	grade (g/t)	in-situ oz (x1000)	cut-off grade		tonnes (x1000)	grade (g/t)	in-situ oz (x1000)	cut-off grade
Kişladağ				0.20 g/t oxide 0.33 g/t sulphide					0.3 g/t	78% oxide 64% sulphide	100%
Proven	122,703	0.95	3,733		Measured	132,800	0.90	3,855
Probable	306,631	0.66	6,498		Indicated	426,355	0.61	8,334
Proven & probable	429,334	0.74	10,231		M+I	559,155	0.68	12,189
					Inferred	320,868	0.43	4,384
Efemçukuru				4.0 g/t					3.0 g/t	89%	100%
Proven	1,129	12.00	437		Measured	1,235	13.18	523
Probable	4,007	8.30	1,069		Indicated	4304	8.50	1,177
Proven & probable	5,136	9.10	1,506		M+I	5,539	9.55	1,700
					Inferred	1,703	6.43	352
Tanjianshan				1.6 g/t JLG sulphide 1.3 g/t JLG oxide and transition					1.0 g/t	79.4%	90%
Proven	4,846	3.37	525		Measured	6,087	3.07	599
Probable	499	3.86	62		Indicated	2,027	2.73	178
Proven & probable	5,345	3.42	587		M+I	8,114	2.98	777
					Inferred	4,806	3.28	507
Perama				0.8 g/t					0.5 g/t	90%	100%
Proven	2,477	4.44	354		Measured	3,064	4.30	424
Probable	7,220	2.68	621		Indicated	9,375	3.18	958
Proven & probable	9,697	3.13	975		M+I	12,439	3.46	1,382
					Inferred	8,766	1.96	554
Jinfeng				0.8 g/t open pit 2.5 g/t underground					0.7 g/t open pit 2.0 g/t underground	85.3%	82%
Proven	7,384	3.78	898		Measured	11,240	3.42	1,235
Probable	7,310	4.27	1,005		Indicated	11,937	3.67	1,410
Proven & probable	14,694	4.03	1,903		M+I	23,177	3.55	2,645
					Inferred	8,140	3.85	1,009
White Mountain				1.5 g/t					1.0 g/t	77%	95%
Proven	2,454	3.88	306		Measured	3,269	3.82	401
Probable	3,531	3.65	414		Indicated	4,679	3.62	545
Proven & probable	5,985	3.74	720		M+I	7,948	3.70	946
					Inferred	2,920	3.59	337
Eastern Dragon				1.0 g/t open pit 1.7 g/t underground					1.0 g/t	95%	95%
Proven	837	11.07	297		Measured	800	12.48	322
Probable	2,253	6.46	467		Indicated	2,700	6.04	530
Proven & probable	3,090	7.71	764		M+I	3,500	7.50	852
					Inferred	2,200	2.67	190
Tocantinzinho				0.49 g/t sulphide 0.43 g/t oxide					0.3 g/t	89.6%	100%
Proven	17,735	1.39	792		Measured	19,777	1.29	820
Probable	31,315	1.17	1,183		Indicated	50,457	0.97	1,574
Proven & probable	49,050	1.25	1,975		M+I	70,234	1.06	2,394
					Inferred	6,950	0.66	147
Total gold
Proven	159,565	1.43	7,342		Measured	178,272	1.43	8,179
Probable	362,766	0.97	11,319		Indicated	511,834	0.89	14,706
Proven & probable	522,331	1.11	18,661		M+I	690,106	1.03	22,885
					Inferred	356,353	0.65	7,480

IRON	Mineral reserves				Mineral resources		Estimated metallurgical recovery	Our interest
	tonnes (x1000)	grade Fe%	cut-off grade		tonnes (x1000)	grade Fe%
Vila Nova			57% Fe				89.5%	100%
Proven	2,370	63.4		Measured
Probable	6,817	60.1		Indicated	7,509	60.9
Proven & probable	9,187	61.0		M+I	9,879	61.5
				Inferred	2,022	61.2

Eldorado Gold Corporation	2010 Annual information form	58

Mineral reserves and resources

Mineral reserves and resources are reported on a 100% basis for each property.

Estimates are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (you can find the definitions at www.cim.org), and in compliance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

About mineral reserves and resources

Estimates of mineral resources include mineral reserves.

A mineral reserve is the part of a measured or indicated mineral resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

Mineral resources are minerals that have reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Resources are classified into measured, indicated and inferred.

Mineral resources that have not already been classified as mineral reserves do not have demonstrated economic viability, and there can no assurance that they will ultimately be converted into mineral reserves.

Understanding estimates

Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments made when interpreting it, which may prove to be unreliable.

The cut-off grades for the deposits are based on our assumptions for plant recovery, gold value, mining dilution and recovery, and our estimates for operating and capital costs. We may have to recalculate our estimated mineral reserves and resources based on actual production or the results of exploration.

Fluctuations in the price of gold, production costs or recovery rates can make it unprofitable for us to operate or develop a particular property for a period of time. See page 1 for information about forward-looking information, and page 64 for a discussion of our risk factors.

Estimates are calculated to end of 2010 mining limits and account for ore loss and waste dilution. They are based on the following price assumptions:

Gold	$1,000/oz	Kişladağ, Perama, Tanjianshan, Eastern Dragon, Jinfeng, White Mountain, Tocantinzhinho
	$825/oz	Efemçukuru
Silver	$16.50/oz	Eastern Dragon
Iron ore	$0.947/Fe unit - lump ore	Vila Nova
$0.744/Fe unit - sinter fines

Eldorado Gold Corporation	2010 Annual information form	59

Qualified persons under NI 43-101

•

Richard Miller, P.Eng and Manager, Mining, Eldorado, is responsible for the Kişladağ, Tanjianshan, Jinfeng open pit and Perama reserves

•

Mark LeMessurier MAusIMM, VP China Operations, Eldorado, is responsible for the Jinfeng underground, White Mountain and Eastern Dragon reserves

•

Sean Gregersen, P.Eng., Manager, Business Development, Eldorado, is responsible for the Tocantinzhinho reserves

•

Scott Cowie, B.Eng., MAusIMM, Senior Mining Engineer of Tetra Tech Australia Pty. Ltd.is responsible for the Efemçukuru reserves

•

Stephen Juras, Ph.D., P.Geo. and Director, Technical Services, Eldorado, is responsible for the Kişladağ, Efemçukuru, Perama, Tanjianshan, Tocantinzinho, Jinfeng and White Mountain resources;

•

Yumin Qiu, PhD., MAIG, Director of Geology and New Projects PRC, Eldorado, is responsible for the Eastern Dragon resources

•

Roberto Costa, principal of Roberto Costa Engenharia Ltda., is responsible for the Vila Nova iron resources and reserves

Important information for US investors

You will not be able to compare the mineral reserve and resources information in this report with similar information from US companies.

The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements.

You should not assume that:

•

the mineral reserves defined in this report qualify as reserves under SEC standards

•

the measured and indicated mineral resources in this report will ever be converted to reserves

•

the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Reconciliation

The table below reconciles our mineral reserves after taking into account production in 2010.

	Mineral reserves Dec. 31, 2009			Mined in 2010			Other changes in 2010			Mineral reserves Dec. 31, 2010
	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)
Kişladağ	217,470	0.97	6,816	10,046	1.07	346	221,910	(0.23)	3,761	429,334	0.74	10,231
Tanjianshan	6,145	3.59	710	1,178	3.87	147	378	(0.17)	24	5,345	3.42	587
Jinfeng[1,2]	19,300	5.20	3,232	3,386	4.05	441	(1,220)	(1.17)	(888)	14,694	4.03	1,903
White Mountain[1,2]	6,600	3.70	790	983	3.92	124	368	0.04	54	5,985	3.74	720
Vila Nova	9,272	61.00%Fe		204	61.52%Fe		119	(0.04)%Fe		9,187	61.0%Fe

1 Mineral reserves are as of December 31, 2008.
2  Mined in 2010 includes amounts mined in 2009 and 2010.

Eldorado Gold Corporation	2010 Annual information form	60

Notes to the mineral reserves and
resource estimates

Kişladağ

Modelling

•

used 3D models: new lithology models, alteration model, and mineralized or grade shapes

•

3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation

•

used a threshold value of 0.20 g/t Au

•

assays were composited into 5 metre downhole composites

•

the model was validated by visual inspection, checks for bias and appropriate grade smoothing.

Grades

•

data analyses demonstrated that the lithologic units within the gold mineralized shell should be treated as separate domains

•

grades for blocks estimated with a hard boundary between them

•

distributions do not indicate a problem with extreme gold grades for gold

•

grades were interpreted by ordinary kriging using a two-pass approach: the first pass required values from a minimum of two holes to interpolate a model grade value

Mining

•

open pit

•

designed using Gemcom GEMS software based on a 10 metre bench height with double benching for most pit walls

•

design based on an optimization using Whittle software

•

berm width, face angle and bench stack heights vary by sector and rock quality

•

inter-ramp angles vary from 39°to 56°

•

pit design has a double ramp access from the 1,030 meter elevation to the 835 meter elevation and then a single two-way traffic ramp to the 460 meter elevation and a single lane ramp to the pit bottom at 400 meters elevation

•

the entire pit has a surface footprint of 125 hectares. Pit exposure on surface ranges from 960 metres to 1,090 metres in elevation, and the pit extends down to a bottom elevation of 400 metres above mean sea level

Efemçukuru

Modelling

•

create mineralized or grade shapes using new data from the infill drill program and revised structural interpretations of the Kestane Beleni Vein system

•

3D shapes based on approximately a 2.0 g/t Au grade threshold and general vein geometry

•

threshold value was chosen by inspection of histograms and probability curves, and further supported by indicator variography. Areas of narrow or absent above threshold mineralization were included by using a minimum 2 metre interval rule

•

the model was validated by visual inspection, checks for bias and appropriate grade smoothing

Grades

•

extreme grades were examined for gold mainly by histogram and cumulative distribution plots

•

very high grade outlier assays in the south and middle ore shoots were given a high cap of 200 g/t Au. A 40 g/t Au limit was imposed on north ore shoot assays

•

an outlier restriction of 35 g/t Au for the south ore shoot and 70 g/t Au for the middle ore shoot (half the original search ranges) prevented over-extrapolation of high grades in areas of less dense drill coverage

•

assays were composited into 1 metre downhole composites

•

grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value

Mining

•

underground

•

primary stoping method: cut and fill

•

for ore widths between 2 and 12 metres: supported mechanized cut and fill

•

in the middle ore shoot when ore widths are greater than 10 metres: modified longhole mining

•

design allows flexible access to both the middle and south ore shoots

•

spiral footwall ramps provide access for moving personnel, equipment, and supplies underground

•

ore will be hauled by truck to a central ore pass system above the underground crusher before being taken to the surface by conveyor

•

paste backfill will be used as a "free standing" structure to control the stability of the walls, dilution, and safety for the stoping operations

•

the paste plant will be on the surface next to the central ventilation raise

Eldorado Gold Corporation	2010 Annual information form	61

Tanjianshan

The mineral resources and mineral reserves lie primarily within the Jinlonggou deposit. There are additional inferred resources at the newly discovered 323 Zone, just south of the Quinlontan pit and Xijinggou.

Modelling

•

Jinlonggou block model includes several fault surfaces and mineralized shapes that constrain and control gold grade interpolation

•

3D mineralized envelopes, or shells, based on initial outlines derived by Probability Assisted Constrained Kriging (PACK)

•

used a threshold value of 0.70 g/t Au

•

assays composited into 2 metre downhole composites

•

data analyses demonstrated that regions of Jinlonggou bounded by the various steeply dipping crossing structures should be treated as separate domains

•

the model was validated by visual inspection, checks for bias and appropriate grade smoothing

Grades

•

grades for blocks within the respective domains will be estimated with a hard boundary between them

•

the analyses also showed that the distributions suffer from exposure to extreme gold values. Capping grades to assay data were derived by domain, and ranged from 20 to 30 g/t Au.

•

grades were interpolated with ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value

Mining

•

open pit

•

designed using MineSight software based on a 5 metre bench height

•

design based on the results of an optimization using Whittle software

•

mining is performed by a local contractor

Jinfeng

•

open pit and underground mining

•

open pit operations by truck and shovel method with contractor to mine 5m high benches with a flitch height of 2.5 m

•

underground mining using mechanized cut and fill practices

White Mountain

Modelling

•

used three geological domains within the main fault breccia zone to control the interpolation

•

the shallowly dipping South and North domains and the steeply dipping Central domain were modeled in 3D

•

the assays were composited into 5 metre downhole composites

Grades

•

the fault breccia unit forms a hard boundary for gold mineralization, but mineralization between the three internal domains is continuous, so the selection of composites was not restricted by domain

•

a 20 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 6% reduction in gold metal content

•

grades were interpolated using ordinary kriging

•

the gold estimate was validated by visual inspection of drill data in sections and plans

Mining

•

underground

•

uses three methods:

- sub-level open stoping

- cut-and-fill stoping

- bench stoping (predominant method)

Eastern Dragon

Modelling

•

used updated 3D lode models (#5 and an eastern splay)

•

drillhole data was prepared as full seam composites containing the true thickness, length averaged values for gold and silver, and gold and silver accumulations (product of grade and thickness)

•

data analysis showed only limited samples required a top cut (no top cutting was done for silver)

•

a value of 250 g/t gold was applied to assay data before compositing

•

the model was validated by visual inspection and checks for bias

Grades

•

grades were interpolated using ordinary kriging in two dimensions, in 25 metre x 25 metre blocks

•

interpolation used a two-pass approach: the first pass required four values to interpolate a model grade value

Mining

open pit:

•

to first mine the upper portion of the deposit

•

design was constrained by the need to minimize land use in this remote forested region, and by the possible need to use some of the available land as the operation's tailings impoundment facility underground:

•

underground reserves were calculated assuming benching as the main method of extraction using 15 metre spaced sub-levels

•

ore loss estimated at 5% and dilution estimated at 15%

Eldorado Gold Corporation	2010 Annual information form	62

Vila Nova

Modelling

•

resource work defined the quantity, quality, and classification of the iron ores

•

the lower grade/quality itabirite and iron crust materials were treated as waste rock and not modelled

•

the deposit was divided into 4 domains: Lagos, Bacabal North, Bacabal South (along the N-S trending limb) and Bacabal West (along the E-W limb)

•

3-D models were created according to hardness

Grades

•

iron (Fe) is the revenue element. Silica (SiO2), alumina (Al2O3), and phosphorous (P) are the main deleterious elements

•

grade models were estimated for Fe%, SiO2%, Al2O3%, and P%

•

assay data were composited into 5 metre lengths, honouring the ore type domains

•

grades were estimated by inverse distance weighting to the second power

•

blocks and composites were matched on estimation domain

Mining

•

open pit

•

design was based on the results of an optimization using Whittle software

•

two operational pits (Lagos Final Pit and Bacabal Final Pit) were created. Mining bench height will be 10 metres with an overall slope angle of 35˚

•

the Whittle program also set up and calculated models for conceptual finished iron ore products

•

three ore products are expected to be produced from crushing and screening: lump, sinter fine and tail

Tocantinzinho

•

open pit

•

3-phase pit sequence was designed based on optimized pit shells

•

mining selectivity based on 10x10m blocks in plan and a 5m face

•

inter-ramp slope angles varied per sector and rock type - values range from 36.5 to 49 degrees

•

a primary ramp was designed with a 25m width and 10% grade

•

no ore loss or dilution was applied to the model

•

the final pit depth is 345m below surface

•

mining fleet size was based on the haulage distances for ore and waste and net utilization factors that account for tropical weather conditions

•

operating cost based on budgetary quotes for diesel, explosives and tires, as well as a labour study and maintenance parts estimates from suppliers

Perama Hill

Modelling

•

made 3D geologic models:

•

oxide mineralization

•

small sulphide zone inlier

•

East Graben Fault

•

oxide-sulphide surface

•

a mineralized domain in the oxide-mineralized zone using a 0.6 g/t Au cutoff grade, which preserves the mineralization continuity and includes all potentially economic mineralization

•

a top cut of 30 g/t Au was used to assay data before compositing

•

assays composited into 2 metre downhole composites

Grades

•

gold grades were interpolated by ordinary kriging

•

silver grades were interpolated by inverse distance squared

•

the reasonableness of the model was determined by visual inspection of sections and plans displaying block model grades, drill hole composites, and geology. Good agreement was observed.

•

the distribution of modeled and assay gold data were compared on scatter plots by elevation and northings. General agreement was observed between the trends.

•

a separate mineral resource estimate on the nearby Perama South deposit was classified entirely as inferred mineral resources, using polygonal methods

Mining

•

open pit

•

designed using Gemcom GEMS software based on a
5 metre bench height with double benching for most pit walls

•

design was based on the results of an optimization using Whittle software:

•

pit is approximately 630 metres long in the north-south direction and up to 340 metres wide

•

pit extends from the top of Perama Hill (at 248 metres), to the pit floor (at 125 metres). The highest elevation exposed is 238 metres.

•

the shell is derived using an overall slope angle in the range of 32 to 37.5 degrees on the east wall and 37.5 degrees elsewhere. The southern part of the east wall, which is close to a major fault, has been flattened to 32 degrees.

•

the pit shell is designed to exclude any material within 500 metres of Perama village.

Eldorado Gold Corporation	2010 Annual information form	63

Risk factors

We face a number of risks and uncertainties in our business. Several of them can have a material and adverse effect on our operations and the value of our securities, and we discuss them in this next section.

Financial risks

64

Business and operational risks

68

Risks related to acquisitions

75

Risks related to our common shares

76

Financial risks

Metal Price volatility

The profitability of our operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by many factors beyond our control, including:

•

industrial demand

•

demand from the jewelry industry

•

inflation and the expected rate of inflation

•

strength of the US dollar and other currencies

•

interest rates

•

political and economic events (global and regional)

•

production and cost levels in major
gold-producing regions like South Africa and China

•

speculative activities (causing rapid
short-term changes in the price of gold).

The supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

Between 2006 and the date of this AIF, the price of gold as quoted on the London Bullion Market ranged from a low of $521 to a high of $1,447 per ounce, based on the PM fixing price for gold.

We have used a price of $1,000 per ounce Au in the mineral reserve and resource estimates for Kişladağ, Tanjianshan, Jinfeng, White Mountain, Eastern Dragon, Perama Hill and Tocantinzinho. We have used a price of $825 per ounce AU in the mineral reserve and resource estimates for Efemçukuru. Using significantly lower gold prices in the reserve calculations and life-of-mine plans, would result in lower mineral reserve and resource estimates, material write-downs of our investment in mining properties and higher amortization, reclamation and closure charges.

If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our profitability and cash flow.

We currently sell lump ore and sinter fines produced at Vila Nova into the Chinese spot market. Spot prices for iron ore fluctuate widely due to the supply and demand factors that influence steel production. At the end of 2008, iron ore spot prices dropped significantly because of the global financial crisis, so we put Vila Nova on care and maintenance. Iron ore prices have since rebounded, and in the fourth quarter of 2010 we re-started trial mining operation at Vila Nova. Vila Nova currently has high operating margins, but if iron ore spot prices drop significantly again, and over a prolonged period of time, we may have to put it back on care and maintenance.

Eldorado Gold Corporation	2010 Annual information form	64

Hedging activities

Companies use hedging activities to protect them from fluctuations in the price of gold, and to minimize the effect that declines in gold prices can have on results of operations for a period of time.

We currently do not have any gold hedges, but we may hedge in the future. While hedging can protect us from low gold prices, it can also limit the price we can realize on gold that is subject to forward sales and call options (when the market price is higher than the price in a forward sale or call option contract).

We do not hedge any commodity supply, although we may do so from time to time in the future.

Mineral reserve and resource estimates

Mineral reserve and resource estimates are only estimates. We may not realize the levels of gold production indicated.

The proven and probable mineral reserve figures in this AIF are estimates, and may need to be revised based on various factors like:

•

actual production experience

•

fluctuations in the market price of gold

•

results of drilling or metallurgical testing

•

production costs

•

recovery rates.

The cut-off grades for the mineral reserves and mineral resources are based on our assumptions about plant recovery, gold value, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material and adverse effect on our future cash flow, results of operations and financial condition.

There are uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable.

There is no assurance that the estimates are accurate, that mineral reserve and resource figures are accurate, or that the mineral reserves or resources can be mined or processed profitably. Mineral resources that are not classified as mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category.

Reporting reserves

There are material differences between the standards and terms used for reporting reserves in the US, and the Canadian and Australian standards and terms used in this document.

Mineral reserve and mineral resource estimates for the Kişladağ, Tanjianshan, Jinfeng, White Mountain, Eastern Dragon, Efemçukuru, Perama Hill, Tocantinzinho and Vila Nova include terms that comply with reporting standards in Canada, and certain estimates are based on the reporting requirements of NI 43-101. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by CIM and must be disclosed according to Canadian securities regulations, the US Securities and Exchange Commission (SEC) does not recognize them under SEC Industry Guide 7 and they are not normally permitted to be used in reports and registration statements filed with the SEC.

Eldorado Gold Corporation	2010 Annual information form	65

Investors should not assume that:

•

any or all of a measured, indicated or inferred resource will ever be upgraded to a higher category or to mineral reserves

•

any or all of an inferred mineral resource exists or is economically or legally feasible to mine, or will ever be upgraded to a higher category.

•

Under Canadian securities regulations, estimates of inferred mineral resources can rarely be used as the basis of feasibility, prefeasibility or other economic studies.

Other information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, including information prepared according to Industry Guide 7.

Production and cost estimates

Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material and adverse effect on any or all of our future cash flow, results of operations and financial condition.

Our plans are based on our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics) and estimated rates and costs of production, among other things. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed above, and:

•

actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics

•

mining dilution

•

pit wall failures or cave-ins

•

industrial accidents and environmental incidents

•

equipment failures or not performing to specifications

•

natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes

•

encountering unusual or unexpected geological conditions

•

changes in power costs and potential power shortages

•

shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants

•

litigation

•

labour availability and other actions by labour at unionized locations

•

restrictions imposed by government agencies and compliance with government regulations

•

permitting or licensing issues

•

political or social activism or unrest.

Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.

Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it's possible that actual cash operating costs and economic returns will differ significantly from our current estimates. It's not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays in production can often happen.

Any decrease in production, or change in timing of production or the prices we realize for our gold, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.

Eldorado Gold Corporation	2010 Annual information form	66

Infrastructure, energy and other commodities availability and cost

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, energy and power sources and water supply are important factors that affect capital and operating costs. If we do not have timely access to adequate infrastructure, there is no assurance that we can start exploiting or developing projects, complete them on a timely basis or at all, that the ultimate operations will achieve the anticipated production volume, or that our construction costs and ongoing operating costs will not be higher than anticipated.

Unusual or infrequent weather phenomena, accidents, sabotage or other events that interfere with the maintaining or providing of adequate infrastructure could also have an adverse effect on our operations and profitability.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs, however, sometimes no alternative source is available. Higher costs for construction materials like steel and concrete, or tighter supplies, can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it's not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Exploration and development programs

We estimate our current financial resources to be sufficient to support planned exploration and development programs, however, additional capital may be needed for further exploration, development and construction of mineral projects in Brazil, China, Greece, Turkey and possibly elsewhere. If we decide to proceed to production on a development project, then a significant amount of capital would be needed for project engineering and construction. As a result, the continuing exploration and development of our properties may depend on our ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining such financing at all, or on terms we find acceptable.

Foreign currency

We operate in a number of jurisdictions outside of North America (predominantly Brazil, China, Greece and Turkey) and incur certain expenses in foreign currencies. We currently receive revenue from operations in US dollars but incur a significant portion of our operating expenses and costs in Canadian dollars, Euro, Lira, Real and RMB, all of which fluctuate in value and are subject to their own country's political and economic conditions.

We are subject to fluctuations in the exchange rates between the US dollar and these currencies. This can have a material effect on our future cash flow, results of operations and financial condition and lead to higher construction, development and other costs than anticipated. We do not currently hedge currency exchange risks, although we may do so from time to time in the future.

Carrying value of assets

The carrying value of our assets is compared to their estimated fair value to assess how much can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and the actual fair value could be significantly different than these estimates.

If there are no mitigating valuation factors and we do not achieve our valuation assumptions, or we experience a decline in the fair value of our reporting units, it could result in an impairment charge.

Eldorado Gold Corporation	2010 Annual information form	67

Changes in accounting or financial reporting standards

Changes in accounting or financial reporting standards may have an adverse impact on our financial performance in the future. We have reported our financial performance using Canadian generally accepted accounting principles (Canadian GAAP); however we began using international financial reporting standards (IFRS) on January 1, 2011, as required by the Canadian Accounting Standards Board for all Canadian public entities. We will report under IFRS starting with our first quarter results (for the period ending March 31, 2011).

We carried out a detailed review of changes to accounting policy and disclosure requirements as part of our transition process, and completed a detailed analysis of the application of IFRS 1 First-time Adoption of International Financial Reporting Standards.

Regulatory bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the differences between Canadian GAAP and IFRS, and the impact that these differences can have on our financial statements in the future.

We anticipate that there will be material differences in accounting treatment between Canadian GAAP and IFRS, including impairment of assets, provision for reclamation and rehabilitation, business combinations, income taxes and property, plant and equipment. While this is not a complete list, we believe these areas will have the most significant differences. This may change, however, as we continue to assess the impact of the transition and any ongoing regulatory developments.

See our 2010 annual MD&A for more information about our changeover plan and the material differences in accounting treatment.

Business and operational risks

Regulatory requirements

Regulatory requirements have a significant impact on our mining operations, and can have a material and adverse effect on our future cash flow, results of operations and financial condition.

We have operations in a number of jurisdictions outside of North America, mainly in Brazil, China, Greece and Turkey. The laws in each of these countries are significantly different, and they can change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing:

•

prospecting

•

development

•

production

•

exports

•

taxes

•

labour standards

•

 occupational health

•

 waste disposal

•

 environmental protection and remediation

•

 protection of endangered and protected species

•

 mine safety

•

 toxic substances and other matters

Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste products from mineral exploration and production. Costs for discovering, evaluating, planning, designing, developing, constructing, operating, closing and remediating our mines and other facilities in compliance with these laws and regulations are significant.

Not complying with applicable laws and regulations can result in enforcement actions that can include corrective measures requiring capital expenditures or the installation of additional equipment, or remedial actions. Parties involved in mining operations may be required to compensate those suffering loss or damage including interruption of mining activities because of the mining activities and may face civil or criminal fines or penalties for violating certain laws or regulations.

Eldorado Gold Corporation	2010 Annual information form	68

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

Foreign investments and operations

Most of our activities and investments are in foreign countries including operations and/or exploration and development projects in Brazil, China, Greece and Turkey.

These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:

•

uncertain political and economic environments

•

risks of war and civil disturbances or other risks that can

•

limit or disrupt a project

•

restrict the movement of funds

•

deprive contract rights, or

•

result in property loss by nationalization or appropriation without fair compensation

•

risk of adverse changes in laws or policies of particular countries

•

increases in foreign taxation

•

delays in or the inability to obtain necessary government permits

•

limitations on ownership and repatriation of earnings

•

foreign exchange controls and currency devaluations

•

import and export regulations, including restrictions on exporting gold

•

disadvantages of competing against companies from countries that are not subject to Canadian and US laws, including laws relating to corrupt foreign practices and restrictions on the ability to pay dividends offshore

•

loss from disease and other potential endemic health issues.

Although we're not currently experiencing any significant or extraordinary problems arising from these risks, there is no assurance that we will not experience them in the future.

In countries where we have operations or carry out exploration activities, the mineral rights or certain portions of them are owned by the relevant governments. These governments have entered into contracts with us, or granted permits or concessions that allow us to carry out operations or development and exploration activities there, but government policy could change. Any change that affects our rights to conduct these activities could have a material and adverse effect on our results of operations.

China may be considered an example of these risks.

We have three mines in China, and one under construction. The Chinese government plays a significant role in regulating the mining industry by instituting industrial policies. It also exercises significant control over the country's economic growth by allocating resources, controlling foreign currency-denominated obligations, controlling foreign investment and provisions in its Foreign Investment Guidelines for Foreign Investment.  China's significant growth in the past 20 years has been uneven geographically and in different sectors of the economy, and the Chinese government has responded by implementing various measures to control the pace and location of economic growth. These measures can have a material and adverse effect on our results of operations.

Companies with a foreign ownership component operating in China may be operating under a different framework than what is imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines, but any changes to the guidelines can have a material and adverse effect on our results of operations.

Companies need certain approvals to export gold from China, and there is no assurance we can obtain them. Like most gold producers there, we sell our gold through the Shanghai Gold Exchange, which serves as a spot market for its members since gold is traded at market price. There is no assurance that these prices will continue to reflect international market prices.

Eldorado Gold Corporation	2010 Annual information form	69

Foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. We can repatriate our profits and dividends in foreign currency but cannot repatriate our capital, unless it has been approved by the Chinese State Administration of Foreign Exchange.

Permits, licenses and approvals

All mineral resources in most of the countries where we operate are owned by their respective governments, and mineral exploration and mining activities can only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. There is no guarantee that we will be granted the necessary permits and licenses, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

All mining projects require a wide range of permits, licenses and government approvals. It's not certain that we'll be granted these at all, or in a timely manner. If we do not receive them for our mineral projects and mines, or are unable to maintain them, it could have a material and adverse effect on our results of operations.

Joint venture partners

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures often require unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constating documents, and pledge of the joint venture assets, which means that each party to the joint venture has a right to veto any of these decisions, which could lead to a deadlock.

Our interests in Tanjianshan, Jinfeng, White Mountain and Eastern Dragon are through joint venture companies established under and governed by the laws of China. Some of our joint venture partners in China are state-sector entities and, like other state-sector entities and their actions and priorities may be dictated by government or other policies instead of purely commercial considerations.

Gold exploration efforts

Gold exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we'll be successful in our gold exploration efforts.

Our ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to:

•

carry out drilling to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore

•

build mining and processing facilities for new properties.

There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves.  Failure to replace or expand our mineral reserves could have an adverse effect on us.

Costs of development projects

As development projects are uncertain, actual cash operating costs and economic returns can differ significantly from those estimated for a project prior to production.

Mine development projects, including Eastern Dragon, Efemçukuru, Tocantinzinho and Perama Hill typically require a number of years and significant expenditures during the development phase before production is possible.

Eldorado Gold Corporation	2010 Annual information form	70

Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors:

•

estimated mineral reserves

•

anticipated metallurgical recoveries

•

environmental considerations and permitting

•

future gold prices

•

anticipated capital and operating costs for the projects.

Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:

•

interpreting the geologic data obtained from drill holes and other sampling techniques

•

feasibility studies that derive estimated cash operating costs based on

•

the expected tonnage and grades of ore to be mined and processed

•

the configuration of the ore body

•

expected recovery rates of gold from the ore

•

estimated operating costs

•

anticipated climate conditions and other factors.

It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.

Many events could affect the profitability or economic feasibility of a project, including the following, among others:

•

unanticipated changes in grade and tonnage of ore to be mined and processed

•

unanticipated adverse geotechnical conditions

•

unanticipated operational problems

•

unanticipated metallurgical recovery problems

•

incorrect data on which engineering assumptions are made

•

costs of constructing and operating a mine in a specific environment

•

availability of labour

•

availability and costs of processing and refining facilities

•

availability of economic sources of power

•

adequacy of water supply

•

availability of surface tenure to locate processing and refining facilities

•

adequate access to the site, including competing land uses (such as agriculture and illegal mining)

•

unanticipated transportation costs

•

government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands)

•

fluctuations in gold prices

•

accidents, labour actions and force majeure events

•

community and non-governmental organizational action.

It's not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

Our production and capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material and adverse effect on our business, results of operations, financial condition and liquidity.

Eldorado Gold Corporation	2010 Annual information form	71

Additional mineral reserves

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves and any necessary associated surface rights as our mines produce gold.

The ability to maintain or increase annual production of gold will depend significantly on:

•

our mining operations at the Kişladağ, Tanjianshan and Jinfeng

•

our development of Eastern Dragon, Efemçukuru,Tocantinzinho and Perama Hill

•

our ability to conduct successful exploration efforts

•

our ability to develop new projects and make acquisitions.

Operational risks and hazards

Operations face a number of risks and hazards including:

•

environmental hazards

•

discharge of pollutants or hazardous chemicals

•

industrial accidents

•

failure of processing and mining equipment

•

labour disputes

•

problems or delays in supply

•

changes in the regulatory environment

•

unusual or unexpected geologic formations or other geological or grade problems

•

unanticipated changes in metallurgical characteristics and gold recovery

•

unanticipated ground or water conditions

•

cave-ins, pit wall failures, flooding, rock bursts and fire

•

periodic interruptions due to inclement or hazardous weather conditions

•

other acts of God or unfavourable operating conditions and bullion losses

•

our ability to identify additional mineral resources at existing properties.

These risks could result in damage or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. These liabilities can be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

From time to time we may hire contractors and subcontractors for our operations, and there is a risk that they could experience labour disputes or become insolvent, and this could have an adverse effect on our operations and profitability.

Environmental hazards

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Full compliance at all times

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We're also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

Eldorado Gold Corporation	2010 Annual information form	72

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Insurance

Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.

There are some cases where coverage is not available, or we believe it is too expensive relative to the perceived risk.

Competition

We operate in a competitive industry and compete with other, more well-established companies that have more financial resources, operational experience and technical capabilities than we do. We face strong competition from other mining companies that are acquiring properties that are producing or capable of producing precious metals.

We may be unable to acquire attractive mining properties, or do so on terms we consider acceptable. This could have a material and adverse effect on our revenues, operations and financial condition.

Key personnel

Eldorado depends on a number of key personnel, including Paul N. Wright, our President and Chief Executive Office, Norman S. Pitcher, our Chief Operating Officer, and Ed Miu, our Chief Financial Officer. We do not have key man life insurance. Employment contracts are in place with each of these executives, however losing any of them could have an adverse effect on our operations.

We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our growth effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance that we will be.

Good employee relations

We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary manpower for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of strikes, lockouts and other stoppages at our work sites. A prolonged labour disruption at any of our mines or projects could have a material and adverse effect on our overall operations.

Title to our mineral properties

We have investigated title to all of our mineral properties and, to the best of our knowledge, title to all of our properties is in good standing. It's possible, however, that any of our properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

There could be valid challenges to the title of any of our properties and, if successful, they could impair development and/or operations at our mines or projects. There is no assurance that title to any of our properties will not be challenged.

Litigation risks

All industries, including the mining industry, are subject to legal claims that are with and without merit.

Eldorado Gold Corporation	2010 Annual information form	73

In addition to litigation in Turkey (see pages 15 and 21), we are involved in various routine legal and regulatory proceedings. It's unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations, however, defence and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Community action

All industries, including the mining industry, are subject to community actions. Communities and non-governmental organizations have become more vocal and active in the past few years about mining activities at or near their communities.

They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also decades-old mining activities by prior owners and could have a material, adverse effect on our operations.

Risks relating to the global economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.

Global financial crisis

The global credit markets have experienced serious disruption beginning in 2007 because of declining residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slowdown in sales in the residential housing market, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence.

Conditions worsened in 2008 and continued in 2009, causing a loss of confidence in the broader global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers, creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, higher credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

These disruptions in the credit and financial markets have had a significant, material and adverse effect on a number of financial institutions, and limited access to capital and credit for many companies. Although there has been some recovery, there is no certainty that the disruptions and their effects have ended and will not continue to affect the markets. These or similar disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. If we do not raise capital when we need it, or access it on reasonable terms, it could have a material and adverse effect on our business, financial condition and results of operations.

These and other related factors can lead to lower longer term asset values, which can result in impairment losses. High levels of volatility and market turmoil could have an adverse effect on our operations and the price of our common shares.

Liquidity

We are exposed to liquidity risks in meeting our operating and capital expenditure requirements if we cannot maintain our cash positions, or appropriate financing is not available.

We may be unable to secure loans and other credit facilities in the future, and on terms we believe are favourable.

The current global financial conditions resulted in many financial institutions going into bankruptcy or being rescued by government authorities. Any cash deposits we have with financial institutions are therefore at risk.

Eldorado Gold Corporation	2010 Annual information form	74

Risks related to acquisitions

Impact of acquisitions on our growth and financial condition

We're actively pursuing opportunities to acquire advanced exploration, development and production assets that are consistent with our acquisition and growth strategy. From time to time, we may acquire securities of, or an interest in, companies that we enter into acquisitions or other transactions with.

Transactions involving acquisitions have inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential candidates

•

ability to achieve identified and anticipated operating and financial synergies

•

unanticipated costs

•

diversion of management attention from existing business

•

potential loss of our key employees or the key employees of any business we acquire

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition

•

decline in the value of acquired properties, companies or securities.

Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material and adverse effect on our financial condition and our ability to grow.

Completing an acquisition

Although we actively seek acquisition opportunities that fit with our acquisition and growth strategy, we are not certain that we'll be able to identify more suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material and adverse effect on our results of operations and financial condition.

Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we'll have correctly identified and managed the risks and costs inherent in that business.

We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed successfully and successfully integrated with our operations. If we do not successfully manage our acquisition and growth strategy, it could have a material and adverse effect on our business, results of operations and financial condition.

Evaluating the merits or risks

It is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.

Integration of Sino Gold

The success of the Sino Gold acquisition largely depends on successfully integrating their operations, technologies and personnel in a timely manner. There is a risk that the integration may take longer than expected and that any efficiencies and benefits may be less than we estimated.

There could be differences in the management culture of the two groups and the potential loss of key personnel. The overall integration may result in unanticipated operational problems, expenses, liabilities and diversion of management's attention. If we do not successfully integrate the two companies, we may not realize any of the anticipated benefits, and this could impair our results of operations, profitability and financial results.

By acquiring Sino Gold, we may be subject to significant additional capital requirements associated with the expanded operations and portfolio of development projects.

Eldorado Gold Corporation	2010 Annual information form	75

Risks related to our common shares

Issuing more equity

Additional funds may be needed for our exploration and development programs and potential acquisitions.

Issuing more equity securities can substantially dilute the interests of our shareholders, however, a number of existing agreements provide for additional issues, and future agreements may as well.

Issuing substantial amounts of our securities, or making them available for sale, could have an adverse effect on the prevailing market prices for our securities. A decline in the market price could hamper our ability to raise additional capital through the sale of securities.

Price and volume fluctuations

The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.

In the past, shareholders have often instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management's attention and resources, which could significantly harm our profitability and reputation.

Shareholders who hold our common shares through Chess Depository Receipts (CDIs) may be subject to additional risks. The CDI market may not be as liquid because there are fewer CDIs listed on the ASX than the number of common shares trading on the TSX and NYSE. This can reduce the volume of CDIs that can be bought and sold on the ASX, and affect the speed of any trading activity. Any reduced liquidity may cause the CDIs to trade at a discount to our shares, but a CDI holder can convert their CDIs into common shares and trade them on the TSX and NYSE.

Dividends

While we have initiated a policy of payment dividends on our common shares, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.

Corporate governance requirements

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the US.

Although we substantially comply with NYSE's corporate governance guidelines, we are exempt from certain NYSE and ASIC requirements because we comply with Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE, ASX and other regulators.

Non-Canadian residents who hold our common shares (directly or indirectly through CDIs) may not be aware that our corporate and securities laws may be different than those of the Australian Securities and Investment Commission (ASIC).

Sarbanes-Oxley Act

In 2010, we documented and tested our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of its effectiveness.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

Eldorado Gold Corporation	2010 Annual information form	76

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our common shares or the market value of our other securities.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. There is no assurance that we'll be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we'll be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations. Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our people fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with section 404 of SOX.

If any of the events or risk factors described occurs, it could have a negative effect on our business, financial condition or results of operations, and the market price of our securities could decline and investors could lose all or part of their investment.

Eldorado Gold Corporation	2010 Annual information form	77

Investor information

Our corporate structure

April 2, 1996	Eldorado Corporation Ltd. is incorporated by a Memorandum of Association under the Companies Act (Bermuda)
April 23, 1996	Changes its name to Eldorado Gold Corporation, and is continued under the Company Act (British Columbia)
June 28, 1996	Continues under the Canada Business Corporations Act (the CBCA)
November 19, 1996	Amalgamates with HRC Development Corporation under the name Eldorado Gold Corporation, under a plan of arrangement through the CBCA
June 5, 2006	Amends articles and files restated articles under the CBCA
April 3, 2009	Adopts new bylaws that shareholders approve on May 2, 2009

Our capital structure

Our articles of incorporation include two kinds of shares:

•

common shares

•

non-voting shares

Share capital at February 28, 2010

Common shares	548,372,441
Options	11,822,986
Converted Eldorado warrants	99,596
Non-voting shares	-

Our articles describe the rules for changing the rights associated with our shares. We generally need at least two-thirds of the votes cast at a special meeting of shareholders to make substantive changes to our share capital.

Common shares

Each common share gives the shareholder the right to:

•

receive notice of all shareholder meetings and to attend and vote their shares at the meetings.
Each common share gives the holder the right to one vote.

•

participate equally with other shareholders in any:

•

dividends declared by the board

•

distribution of assets if we are liquidated, dissolved or wound-up.

Common shares issued in 2010

Balance, December 31, 2009	537,136,235
Shares issued upon exercise of share options and warrants	5,057,059
Shares issued pursuant to the acquisition of Brazauro Resources	5,993,898
Total - issued and outstanding as at December 31, 2010	548,187,192

Eldorado Gold Corporation	2010 Annual information form	78

Non-voting shares

Each non-voting share gives the shareholder the right to:

•

receive notice of all shareholder meetings and to attend meetings

•

participate equally with other shareholders in any:

•

dividends declared by the board

•

distribution of assets if we are liquidated, dissolved or wound-up

•

convert their non-voting shares to common shares, as long as it does not result in the owner or its affiliates beneficially owning 40 percent or more of the issued and outstanding common shares.

Holders of non-voting shares are not entitled to vote at shareholder meetings, except as required by law. They do, however, have one vote for each non-voting share they own for any proposal to:

•

amend the articles to change the maximum number of authorized non-voting shares

•

increase the maximum number of authorized shares that have rights or privileges equal or superior to non-voting shares

•

exchange, reclassify or cancel all or some non-voting shares

•

create a new class of shares equal or superior to non-voting shares.

If non-voting shares are outstanding:

•

The board cannot declare or pay a stock dividend unless it does so for both share classes.

•

One class of shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same way and in the same proportion.

•

We cannot make a rights offering unless it is made equally to shareholders in both share classes.

As a condition of our listing on the Australian Securities Exchange (ASX), we have agreed not to issue non-voting shares without prior approval of the ASX.

Converted Eldorado warrants

Pursurant to the Brazauro Arrangement, Eldorado issued 100,439 converted Eldorado warrants to the former holders of Brazauro warrants.  The converted Eldorado Warrants entitle the holders to acquire one common share at a price of Cdn$14.82 until May 3, 2011.

Dividend policy

The board established a dividend policy in May 2010 and declared our first dividend of Cdn$0.05 per common share. We expect to pay two dividends per year. Any dividend payment is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado in the preceding two quarters. The amount of the dividend fund will be divided among all the issued Eldorado common shares to yield the dividend payable per share. Accordingly, the calculation of any dividend, if declared, will also be subject to increases or decreases dependent upon, among other things, the past, prevailing and projected gold prices.

Stock option plans

For further discussion on our stock options plans see our 2011 Management proxy circular.

Eldorado Gold Corporation	2010 Annual information form	79

Market for securities

Eldorado is listed on the following exchanges:

Toronto Stock Exchange (TSX) under the symbol ELD
(listed October 23, 1993 - part of the S&P/TSX Global Gold Index)

New York Stock Exchange (NYSE) under the symbol EGO
(listed October 20, 2009 - part of the AMEX Gold BUGS Index)

Eldorado Chess Depositary Interests (CDIs) trade on the
Australian Securities Exchange (ASX) under the symbol EAU (listed December 7, 2009)

Our common shares were listed on the American Stock Exchange (AMEX) from January 23, 2003 until October 20, 2009.

The table below shows the range in price and trading volumes of our common shares on the TSX in 2010.

Trading activity in 2010

	Cdn$
2010	High	Low	Close	Volume
January	15.89	11.76	12.58	63,988,200
February	13.92	12.21	13.29	54,386,900
March	13.94	12.02	12.33	63,250,000
April	15.90	12.50	15.69	75,566,000
May	18.93	15.30	18.07	102,407,500
June	19.73	17.24	19.08	81,372,700
July	17.86	15.92	16.70	54,739,200
August	20.69	17.16	20.94	50,765,000
September	20.78	18.30	19.02	68,104,600
October	19.43	16.80	17.27	56,370,500
November	19.41	16.76	17.91	69,514,800
December	19.04	17.67	18.50	41,644,500

Transfer agents and registrars

Registrar and transfer agent for our common shares	Valiant Trust Company Principal office: Suite 2950, 130 King Street West Toronto, Ontario M5X 1A9 Transfer office: Vancouver, BC
CDI sub-registry	Link Market Services Limited Level 12, 680 George Street Sydney South NSW 2000 Australia
Registered and records office and address for service	Fasken Martineau DuMoulin LLP Suite 2900 - 550 Burrard Street Vancouver, BC V6C 0A3

Eldorado Gold Corporation	2010 Annual information form	80

Governance

Management and the board of directors are committed to good governance practices.

We apply the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and in communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the Toronto Stock Exchange (TSX), and with the corporate governance standards that apply to us as a foreign issuer listed on the New York Stock Exchange (NYSE) and registered with the SEC in the US. Eldorado Chess Depository Interest trade on the Australian Securities Exchange (ASX) under the symbol EAU and the Company complies with the required corporate governance regulations of the Australian Securities and Investment Commission.

Ethical business conduct

Our code of business conduct and ethics promotes integrity and deters wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our unwavering commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.

Our board of directors oversees management, who are responsible for the day to day conduct of our business.

The board is responsible for:

•

acting in good faith in our best interests

•

exercising care, diligence and skill in carrying out its duties and responsibilities

•

meeting its obligations under the Canada Business Corporations Act, our articles and our bylaws, and any other relevant legislation and regulations governing our business.

The board has adopted a written mandate which describes its responsibility for stewardship. The board carries out its mandate directly or through its committees, which are 100% independent directors.

Directors

According to our articles and bylaws, we must elect between three and 20 directors at every annual general meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that nine directors will be elected to the board in 2011. The CBCA requires at least 25% of our directors to be Canadian residents.

The table below lists our directors, including their province or state of residence, their principal occupation and approximate number of Eldorado common shares they own. This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF.

Eldorado Gold Corporation	2010 Annual information form	81

Director	Board committees	Principal occupation	Approximate number of common shares held
John S. Auston British Columbia, Canada Independent	Compensation Environmental health and safety	Director since April 30, 2003 President & CEO of Ashton Mining of Canada from1996 to 2000	8,000
K. Ross Cory British Columbia, Canada Independent	Audit Corporate governance and nominating (chair)	Director since April 30, 2003 Various senior executive & director capacities with Raymond James Ltd. (and predecessor companies) Currently a director of Lumina Copper Corp.	140,000
Robert R. Gilmore Colorado, United States Independent Non-executive Chairman of the board	Audit (chair) Compensation	Chairman of the board since May 6, 2010 and director since April 30, 2003 Financial consultant CFO of Dakota Mining Corporation (1991 to 1997) , CFO of Teamshare Inc. (2002) Currently a director of Layne Christensen Company and Fortuna Silver Mines	9,500
Geoffrey A. Handley New South Wales, Australia Independent	Compensation Corporate governance and nominating Environmental, health and safety (chair)	Director since August 2006 Executive Vice President, Strategic Development with Placer Dome (2002 to 2006) Currently a director of Endeavour Silver Corp., PanAust Limited and Mirabella Nickel Ltd.	10,000
Wayne D. Lenton Arizona, USA Independent Director	Compensation (chair)	Director since June 1995 Independent mining consultant since March 1995 President & CEO of Canada Tungsten Inc, (1993 to 1995), President & CEO and Chairman of the Board of Canamax Resource Inc. (1989 to 1993), President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation 1985 to 1993 Currently a director of Energold Drilling Ltd. and North American Tungsten Corporation Ltd.	49,100

Eldorado Gold Corporation	2010 Annual information form	82

Director	Board committees	Principal occupation	Approximate number of common shares held
Jonathan A. Rubenstein British Columbia, Canada Independent	Audit Corporate governance and nominating	Director since May 7, 2009 Vice President & Corporate Secretary of Canico Resources (2002 to 2005), Vice President, Corporate Affairs, Sutton Resources (1995 to 1999) Currently a director of MAG Silver Corp., Detour Gold Corporation, Troon Ventures Ltd. and Rio Novo Gold.	9,000
Donald M. Shumka British Columbia, Canada Independent	Audit Corporate governance and nominating	Director since May 3, 2005 President and Managing Director of Walden Management Ltd. Managing Director of Raymond James Ltd. (1993 to 2004), Managing Director of CIBC World Markets (1989 to 1993), Vice President, Finance and CFO of West Fraser Timber Co. Ltd. (1979 to 1989) Currently a director of Paladin Energy Limited, Lumina Copper Corporation, Magma Energy Corp. and Amfield Nickel Corp.	50,000
Paul N. Wright British Columbia Canada President, Chief Executive Officer and Director		Director since March 1999 President and Chief Executive Officer since October 1, 1999 President and Chief Operating Officer (March 1999 to October 1999), Senior Vice President, Operations (October 1997 to March 1999), Vice President, Mining (July 1996 to October 1997)	125,000

All of our directors have been directors since our 2010 annual shareholders' meeting. All directors terms expire at our next annual meeting of shareholders meeting. Mr. Askew, Mr. Cassidy and Mr. Morris retired from the board of directors on May 6, 2010.

As of February 28, 2010 directors and executive officers of the company owned 431,600 shares and 3,666,217 stock options to purchase common shares for a total percentage of 0.75% of our issued and outstanding common shares.

Eldorado Gold Corporation	2010 Annual information form	83

Board committees

The board has four standing committees:

•

Audit

•

Compensation

•

Corporate governance and nominating

•

Environmental health and safety

Audit committee

The Audit committee is currently made up of four financially literate, independent directors:

Robert Gilmore (chair)
Ross Cory

Jonathan Rubenstein
Donald Shumka

All four members of the audit committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the company's financial statements.  Mr. Gilmore, our committee chair, is an audit committee financial expert as defined by the SEC.

Robert Gilmore, CPA, BSBA, Accounting

University of Denver

CPA, Colorado

Financial Consultant
Colorado, USA

A certified public accountant, Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.

K. Ross Cory, MBA, Finance and International Business, UBC

B.Sc. General Science, UBC

Corporate director
BC, Canada

Mr. Cory served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.).

Jonathan A. Rubenstein

BA, Oakland University
LLB, UBC

Corporate director
BC, Canada

Mr. Rubenstein was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary from 2002 to 2005. Mr. Rubenstein served  as Vice President, Corporate Affairs for Sutton Resources from 1995 to 1999.

Donald M. Shumka

MBA, Harvard University;
BA, UBC

President & Managing Director
Walden Management Limited
BC, Canada

Eldorado Gold Corporation	2010 Annual information form	84

Mr. Shumka is and has been since 2004, the President and Managing Director of Walden Management Ltd. a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. From 1993 to 2004, he was Managing Director, Raymond James Ltd. He has extensive financial and management experience - 15 years in investment banking with Raymond James and CIBC World Markets (Canadian investment firms) and 25 years in the forest industry where he was for a decade the Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd.

The committee is responsible for:

•

overseeing financial reporting, internal controls, the audit process, our public disclosure documents and overseeing our code of business conduct and ethics

•

recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation

•

pre-approving audit, audit-related, tax and other services to be provided by the external auditor

•

reviewing our hiring policies for present and former employees of the present and former auditor

•

reviewing the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed our audit services in 2009 and 2010, and we have had the same lead audit partner for two years. Consistent with best practices, the committee requires the lead audit partner to be rotated every five years.

The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally these services are provided by other firms under separate agreements approved by management.

See our 2011 management proxy circular for information on the experience and education of each committee member.

About the auditor

KPMG has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had previously served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board.

Eldorado Gold Corporation	2010 Annual information form	85

Auditor's fees

The table below shows the fees we paid KPMG for services in 2010 and 2009:

	Years ended December 31
Cdn$	2010	2009
Audit fees	1,334,330	1,300,803	Total fees for audit services
Audit related fees	37,630	644,392	Fees for consulting on accounting matters, due diligence and technical guidance, among other services. Fees in 2009 are for the Sino Gold and Sao Bento transactions.
Tax services	9,419	96,759	Total fees for tax advice, tax planning and tax compliance.
All other fees	55,700	122,071	Fees for French translation, IFRS audit and fees related to the acquisition of Brazauro Resources.
Other services	-	-	Fees for 2009 relate to diagnostic services for the transition to IFRS.
Total	1,437,079	2,164,025

Compensation committee

The Compensation committee is made up of four directors:

Wayne D. Lenton (chair)
John Auston
Robert Gilmore
Geoffrey Handley

The committee is responsible for:

•

assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives

•

assessing the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the board for review and approval.

The committee conducts a thorough compensation review every year to assess:

•

the competitiveness of our cash and stock-based compensation for our directors and executives

•

whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives with exceptional leadership and management skills

•

the overall compensation packages for our senior executives and whether the components are applied appropriately.

It also reviews and approves the terms of employment and evaluates the performance of the CEO for the prior year.

Eldorado Gold Corporation	2010 Annual information form	86

Corporate governance and nominating committee

The Corporate governance and nominating committee is made up of three directors:

Ross Cory (chair) Jonathan Rubenstein Donald Shumka

The committee was established to work with management in continuing to develop our corporate governance framework. This includes:

•

regularly reviewing our corporate governance policies and practices

•

monitoring our risk management program

•

reviewing the size and composition of the board annually

•

facilitating the succession and nomination of directors to the board

•

identifying new directors and managing the board's nomination process, board committee appointments and assessment process

•

evaluating the board's competencies and defining the skills and experience necessary for an effective board.

Environmental, health and safety committee

The Environmental, health and safety committee is made up of three directors:

Geoffrey Handley (chair)
John Auston
Wayne Lenton

The committee was established to work with management in developing management's procedures for monitoring our environmental, health and safety practices. This includes:

•

reviewing and monitoring our environmental, health and safety programs and procedures

•

overseeing the establishment of a corporate environmental health and safety policy

•

monitoring management's environmental, health and safety risk assessment and impact evaluation procedure

•

reporting to the board on environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness pans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

Reserves and resources review

The board reviews management's process for evaluating our reserves and resources. It appointed a panel of directors who are technically competent and proficient in estimating reserves and resources. The panel is charged with reviewing management's reserve and resource estimates and reporting them to the board. In 2010, Mr. Auston, Mr. Handley and Mr. Morris served on the panel. Mr. Morris retired from the board on May 6, 2010.

Risk assessment

The corporate governance and nominating committee is responsible for monitoring our risk management program.

The board has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing our risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.

Terms of reference for the board, chair, individual directors and the three standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary. You can also find more information about our corporate governance practices in our most recent management proxy circular and on our website.

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Officers

The table below lists our executive officers, including their province or state of residence, their principal occupation, offices held at Eldorado and approximate number of Eldorado common shares they own.
This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF.

Executive officer	Principal occupation	Approximate number of common shares held
Ed Miu British Columbia, Canada Chief Financial Officer	Chief Financial Officer since December 15, 2009 Chief Financial Officer of Sino Gold from January 2009 to December 15, 2009. CFO of Asia Pacific from March 2005 to December 2008	-
Dawn L. Moss British Columbia, Canada Vice President, Administration & Corporate Secretary	Vice President, Administration since February 2009 Corporate Secretary since October 27, 2000 Corporate Administrator from November 1998 to October 2000	18,500
Norman S. Pitcher British Columbia, Canada Chief Operating Officer	Chief Operating Officer since July 2005 Vice President, Exploration & Development from May 2004 to July 2005 Manager, Evaluations from November 2003 to May 2004 Chief Geologist for Pan American Silver Corp. from 1997 to November 2003	2,500
Paul Skayman British Columbia, Canada Senior Vice President, Operations	Senior Vice President, Operations since 2009 Vice President, Operations from August 2008 to December 2009 Project Manager, Tanjianshan Gold Project from September 2005 to August 2008	-
Paul N. Wright British Columbia, Canada President and Chief Executive Officer and director	Director since March 1999 President and Chief Executive Officer since October 1, 1999 President and Chief Operating Officer (March 1999 to October 1999) Senior Vice President, Operations (October 1997 to March 1999), Vice President, Mining (July 1996 to October 1997)	125,000

As of the date of this AIF, our directors and executive officers beneficially owned or controlled or directed, directly or indirectly, 431,600 common shares (representing 0.08% of the total issued and outstanding common shares).

Cease trade orders, bankruptcies, penalties or sanctions

None of our directors or executive officers is (or has been within the last 10 years) a director, chief executive officer or chief financial officer of any company (including ours) that has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, or received a cease trade order or order similar to a cease trade order or any other order that denied the Company access to any exemption under securities laws that was in effect for more than 30 days or other penalties or sanctions imposed by a court or regulatory body while the director or executive officer held their position of after ceasing to hold that position but where the order, penalty or sanction related to an event that occurred while they were in that position.

Conflicts of interest

To the best of our knowledge, and other than disclosed in this AIF, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers, except that some of them serve as directors and officers of other public companies. It is therefore possible that there could be a conflict between their duties as a director or officer of Eldorado and their duties for other companies.

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Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, he excuses himself from the appropriate portions of the board and committee meetings so the directors can discuss the issue openly and candidly.

Material contracts

Other than material contracts described or listed elsewhere in this AIF and those contracts made in the ordinary course of business, we have not entered into any material contracts.

Interest of experts

We rely on experts to audit our financial statements, prepare our mineral reserve and resource estimates and prepare our technical reports.

Our auditor is KPMG LLP, independent chartered accountants according to the rules of professional conduct of the Institute of Chartered Accountants of British Columbia. They are an independent public accountant according to the Securities Act administered by the SEC and the requirements of the Public Company Accounting Oversight Board.

We list the people who have prepared our mineral reserve and resource estimates under Mineral reserves and resources starting on page 58 and our technical reports under each of our properties.

None of these people or their employers has, directly or indirectly, any material interest, or beneficial interest in the property of the Company or securities of, us or any of our affiliates or associated parties, other than those experts that are employed by us, who own less than 1% of our securities.

Interest of management and others in material transactions

Other than has been disclosed in this AIF or our annual MD&A, we are not aware of any of the following having a direct or indirect material interest:

•

any of our directors or executive officers, or those of our subsidiaries

•

a person who beneficially owns or directs, directly or indirectly, more than 10% of our voting securities, or

•

any associate or affiliate of the above who has entered into a transaction in our three most recently completed financial years, or during the current financial year, that has had or will have a material effect on us.

We did not rely on any available exemptions in fiscal 2010 to meet our disclosure obligations for the year.

Legal proceedings and regulatory actions

Other than has been disclosed in this AIF, we are not aware of any material legal proceedings which we are a party to or that involve our property, nor are we aware of any being considered.

We have not had any penalties or sanctions imposed by a regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. We have also never been involved in a settlement agreement with a securities regulatory authority.

Eldorado Gold Corporation	2010 Annual information form	89

SCHEDULE A

ELDORADO GOLD CORPORATION

(Eldorado or the Company)

Audit committee - Terms of reference

The role of the Audit Committee (the "Committee") is to review and require that management of the Company (the "Management") has in place an effective system of internal financial controls for reviewing and reporting on the Company's financial statements; to monitor the independence and performance of the Company's external auditor (the "Auditor"); to oversee the integrity of the Company's financial disclosure and reporting and to monitor Management's compliance with legal and regulatory requirements; and to report on the Committee's activities on a regular and timely basis to the Board of Directors (the "Board").

II

RESPONSIBILITY

The Committee will have the following duties and responsibilities:

(i)

Review with the Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

➢

the audited annual and unaudited quarterly financial statements including the notes thereto;

➢

the appropriateness of the Management Discussion and Analysis (MD&A) of operations contained in the audited annual and unaudited quarterly report and their consistency with the financial statements;

➢

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

➢

any significant transactions which are not a normal part of the Company's business;

➢

the nature and substance of significant accruals, accounting, reserves and other estimates having a material effect on the financial statements;

➢

carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;

➢

any off balance sheet financing arrangement;

➢

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls, including a discussion of the responsibilities of the Company's internal audit function;

➢

any significant transactions with or involving an unconsolidated affiliate;

➢

all significant adjustments proposed by Management or by the Auditor;

➢

the specifics of any unrecorded audit adjustments;

➢

any impairment provisions based on ceiling test calculations; and including the carrying value of Goodwill;

➢

Independently and periodically review and be satisfied with the adequacy of procedures in place for the review of public disclosure of financial information including any future oriented financial information as stated or derived from the financial statements;

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➢

review financial statements and MD&A and annual and interim earning disclosure before they are released to the public; and

➢

review with members of the Board proficient in the technical aspects of preparing a mineral reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

(ii)

Review, on a periodic basis, compliance with the Company's investment policy governing investments of excess cash balances.

(iii)

Review and approve:

➢

non-audit services provided by the External Auditor, to the extent required by law;

➢

fees and expenses of the Auditor; and

➢

the independence of the Auditor.

(iv)

Establish guidelines for the retention of the Auditor for any non-audit service.

(v)

Recommend to the Board the appointment of the Auditor to be proposed at the annual shareholders' meeting and the compensation of the Auditor.  The Auditor is ultimately accountable to the Board and the Audit Committee as representatives of the shareholders.

(vi)

Require the Auditor to report to the Audit Committee and:

➢

oversee the work of the Auditor;

➢

assess the audit team; and

➢

assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.

(vii)

Review and approve hiring policies regarding present and former employees of the present and former Auditor.

(viii)

Review with Management the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures.

(ix)

Review any related party transactions prior to recommendation to the Board of the approval of such transactions.

(x)

Establish a complaint process and "whistle-blowing" procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or audit related matters.  Establish procedures for employees' confidential, anonymous submissions in accordance with the Company's "Whistle Blower Policy".

(xi)

Advise the Board with respect to the Company's policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

(xii)

Review with Management and the Auditor, the Company's internal accounting and financial systems and controls to assess that the Company maintains and reports on:

➢

the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company's transactions;

➢

effective internal control systems; and

➢

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

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(xiii)

Assist the Board with oversight of the performance of the Company's internal audit function.

(xiv)

Review the Auditor's Management Letter and the Auditor's Report.

(xv)

Review Management's report on and Auditor's assessment of Internal Controls and report all deficiencies and remedial actions to the Board.

(xvi)

Discuss the Company's earnings disclosure, as well as financial information and earnings guidance to be provided to analysts and rating agencies.

(xvii)

Direct and supervise the investigation into any matter brought to the Committee's attention within the scope of its duties.

(xviii)

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(xix)

Review and reassess the adequacy of this Terms of Reference annually and recommend any proposed changes to the Board for approval.

(xx)

Assess the Committee's performance of the duties specified in this Terms of Reference and report its finding to the Board.

III

COMPOSITION

(i)

The Board will appoint Directors to form the Committee annually at the Board Meeting following the Annual Shareholders Meeting.

(ii)

The Board has determined that the Committee will be comprised of at least three Independent Directors (the "Member" or "Members") all of whom shall be financially literate.  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed,

(iii)

All Members will meet the "independence and financial literacy" qualifications under applicable securities laws and at least one Member shall meet the definition of a "financial expert" as defined by the United States Securities & Exchange Commission.

(iv)

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

IV.

MEETINGS

(i)

Meetings of the Committee will be held at the request of a Member, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determined, but in any event at least to review the Company's quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice and any absent waive notice in writing.

(ii)

A majority of Members will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting.  Powers of the Committee may also be exercised by resolution in writing signed by all the Members.

(iii)

The Committee will have access to the Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the Auditor independent of Management after each review of unaudited and audited statements.

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(iv)

The Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

V

OTHER

(i)

The Committee as whole or each Member individually are able to engage outside advisors at the Company's expense that they determine is necessary in order to assist in fulfilling their respective responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee.

(ii)

The Committee will be provided funding by the Company for compensation of the Auditor.

Approved by the Board of Directors February 17, 2011.

Eldorado Gold Corporation	2010 Annual information form	93